Exhibit 1

ITEM 1

CANWEST GLOBAL COMMUNICATIONS CORP.

ANNUAL INFORMATION FORM

November 27, 2002

Forward Looking Statements: This document contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans” or “continue” or the negative thereof or other variations thereof or comparable terminology referring to future events or results. CanWest’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the existence and timing of acquisition and expansion opportunities, broadcast television audience levels and general economic conditions in the markets in which CanWest operates, any of which could cause actual results to vary materially from current or anticipated future results referred to in forward-looking statements. CanWest assumes no obligation to update the information contained in this document.

ITEM 2: INCORPORATION

CanWest Global Communications Corp. (“the Company”) was incorporated as Keigwin Investments Limited under the laws of the Province of Ontario on June 14, 1979. The Company’s name was changed to CanWest Communications Enterprises, Inc. by articles of amendment dated April 16, 1985 and continued under the laws of the Province of Manitoba by articles of continuance dated May 27, 1986. By articles of amendment dated September 19, 1990 the Company’s name was changed to CanWest Global Communications Corp. and by articles of continuance dated July 25, 1991 the Company was continued under the laws of Canada.

The Company’s articles have been changed from time to time to make certain changes including changes to its share structure. The Company’s authorized capital currently consists of an unlimited number of Preference Shares, issuable in series, an unlimited number of Multiple Voting Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Non-Voting Shares. On August 16, 1991 all of the outstanding common shares of the Company were subdivided on a four-for-one basis and such subdivided shares were re-classified into Multiple Voting Shares. In October 1991 the Company completed an initial public offering of units consisting of Subordinate Voting Shares and Subordinate Voting Share Purchase Warrants. The Subordinate Voting Share Purchase Warrants expired April 1994. Substantially all of the Share Purchase Warrants were exercised on or before the expiry date. In February 1995 all of the outstanding Multiple Voting Shares and Subordinate Voting Shares were subdivided on a two-for-one basis. In May 1996, a 12.267% stock dividend was paid in Subordinate Voting Shares on all of the outstanding Multiple Voting Shares and Subordinate Voting Shares. In June 1996, the Company created and completed a public offering of Non-Voting Shares. In July 1996 all of the outstanding Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares were subdivided on a three-for-one basis. In September 2000, a 1.24% stock dividend was paid in Subordinate Voting Shares and Non-Voting shares on all of the outstanding Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares. In November, 2000, the Company issued Non-Voting Shares and Series 1 Preference Shares as partial consideration for the acquisition of certain publishing properties of Hollinger Inc. (“Hollinger”), and in May, 2001 the Company issued 21,783 Series 2 Preference Shares as consideration for the acquisition of a minority interest in certain broadcasting properties.

The Company’s corporate and principal office is the 31st Floor TD Centre, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L7. References to “CanWest” include the Company and its subsidiaries.

The following chart illustrates the relationship of the Company to its principal subsidiaries and indicates each company’s respective jurisdiction of incorporation and the percentage of voting securities held by each company’s parent company:

(1)	Owned indirectly through CanWest Irish Holdings (Barbados) Inc.

(2)	50% owned indirectly through CanWest International Investments (Luxembourg) S.A. (“International Investments”).

(3)	The Company owns 15% of the voting stock and 100% of the subordinated debentures indirectly through International Investments.

(4)	Owned indirectly through International Investments.

Ownership Interests

CanWest is an international media company with interests in broadcast television, newspapers, radio, specialty cable channels and Internet websites in Canada, Australia, New Zealand, the Republic of Ireland and Northern Ireland.

     Canada

Through its 100% ownership of Global Television Network Inc. (“GTNI”), the Company owns 100% of Global Communications Limited (“GCL”). GCL owns and operates 16 Canadian television stations, eleven of which comprise the Global Television Network (“Global Television”). Of the remaining stations, three comprise the Company’s CH network and two are affiliated with another network.

In addition to the conventional free-to-air television stations, GCL owns Global Prime, a specialty television channel, and GTNI has varying interests in six partnerships which own and operate digital specialty television channels as follows: Lonestar (100%); DejaView (100%); Fox Sports World Canada (100%); Xtreme Sports (100%); mentv (49%); and Mystery TV (45.05%). The Company owns 100% of CanWest Entertainment Inc., which owns and operates Fireworks Entertainment Inc. (“Fireworks”). Based in Toronto, Fireworks is engaged in the distribution, production and financing of television programs and feature films.

GCL owns and operates, through wholly-owned subsidiaries, 16 daily metropolitan Canadian newspapers, several non-daily newspaper and other publications businesses, and The National Post Company which produces the National Post, a Canadian daily national newspaper. See General Development of the Business – Other Recent Developments – Acquisition of CanWest Publications.

GCL also owns 100% of canada.com New Media Inc., which owns and operates canada.com, a full-service Internet portal and a number of websites affiliated with the Company’s media properties. Additionally, the Company’s electronic publishing arm consists of FP Data and Infomart.

     Australia

CanWest owns a 57.5% economic interest in Network TEN. The Company owns 68,249,990 of the 455,000,000 outstanding ordinary shares of Network TEN, which represents an approximate 15% voting interest (the maximum amount that any one foreign person may own in an Australian commercial television network under present Australian law). The Company also owns all of the subordinated debentures and convertible debentures of Network TEN in the principal amounts of A$45.5 million and A$45,500 respectively, which, together with the ordinary shares, represent a 57.5% economic interest in Network TEN.

The subordinated debentures mature in December 2042 and are subordinated to all secured and unsecured obligations of Network TEN but rank equally with the ordinary shares unless held by a “foreign person”, such as CanWest, in which case there is no entitlement to any distribution upon a liquidation or winding-up of Network TEN if such distribution would violate the Broadcast Services Act of Australia (“BSA”). A distribution to CanWest in respect of its subordinated debentures upon the liquidation or winding-up of Network TEN would violate the current provisions of the BSA. The subordinated debentures bear interest in accordance with a formula that provides for annual interest payments calculated by reference to the amount distributed to the holders of ordinary shares. The combination of ordinary shares and subordinated debentures held by CanWest yield distributions equivalent to approximately 57.5% of all distributions paid to Network TEN security holders.

CanWest owns all of Network TEN’s 455,000 outstanding convertible debentures that mature in December 2037, which are convertible into an aggregate of 455,000,000 ordinary shares (which would represent 50% of the fully diluted ordinary shares) upon payment by the Company of an aggregate of A$45.5 million. Under current regulations with respect to foreign ownership in Australia, the Company cannot exercise the conversion privilege. The convertible debentures, however, could be sold to a qualified Australian purchaser that could, subject to compliance with Australian ownership regulations, convert them.

In April 1998, Ten Network Holdings Limited (“Ten Holdings”) was formed. Ten Holdings is a special purpose company, which has been incorporated to be the publicly listed holding company of Network TEN and is essentially a “see through” investment into Network TEN. Its business has been substantially constrained to the holding of Network TEN shares and other Network TEN securities. Its constitution requires it to retain its investment in Network TEN and its special purpose nature. To protect this structure, certain fundamental provisions of its Memorandum and Articles of Association may only be changed by a Special Majority Resolution of its shareholders, representing at least 90% of all of the votes entitled to be cast.

Ten Holdings has entered into certain Exchange Deeds with CanWest whereby, subject to prevailing legal constraints, CanWest may exchange securities it holds in Network TEN for treasury shares of Ten Holdings.

Further, CanWest and Ten Holdings have entered into an agreement whereby Ten Holdings will grant, subject to the approval of the Treasurer of Australia and the passing of a Special Resolution by Ten Holdings, a first right of offer to the holders of the convertible debentures, or their nominees, in respect of any disposal of Network TEN shares held by Ten Holdings. If CanWest cannot itself exercise its right, it may exercise that right in favor of an unassociated third party.

Network TEN’s Articles of Association include certain Director appointment rights and see through voting provisions. CanWest is entitled to appoint three of Network TEN’s 13 directors. Certain other persons, including the Independent Chairman, have rights to appoint three additional directorships. The remaining seven directors are elected by the shareholders of Network TEN, with Ten Holdings shareholders voting on a see through basis. CanWest is entitled to two members of Network TEN’s five member executive committee. CanWest is entitled to appoint the Deputy Chairman of the Board and the Chairman of the Corporate Development Committee.

Network TEN has adopted a policy of distributing annual dividends to the maximum permitted by law, subject to first making provisions for working capital and capital expenditure requirements, identified financial requirements for corporate development activities and compliance with the terms of any financing facility that may be in place from time to time.

All Network TEN shareholders and debenture holders have pre-emptive rights to participate pro rata to their existing interests in any new security issues by Network TEN.

Network TEN cannot dispose of any defined material asset without first seeking the approval of its shareholders by special resolution (75% of those voting). Ten Holdings cannot vote in favor of such a resolution without seeking approval of its shareholders by Special Majority Resolution (90% of those entitled to vote).

The transfer of CanWest’s interests in Network TEN is subject to compliance with the BSA.

In December 2000 Network TEN acquired a 60% controlling interest in Eye Corp. Australia’s second largest out-of-home advertising company, and in August 2002 acquired the remaining 40% interest.

     New Zealand

CanWest owns 100% of TV3 Network Services Limited, which owns and operates two television networks, TV3 New Zealand and TV4 New Zealand. In addition, the Company owns 100% of CanWest NZ Radio Holdings Limited, which owns and operates several radio stations under the brands More FM and RadioWorks.

     Republic of Ireland and Northern Ireland

CanWest and Granada Media plc each own 45% of the ordinary shares of Canwest Granada Media Holdings Limited, which owns and operates TV3 Ireland. The remaining shareholders include the members of the original Irish consortium who applied for the TV3 licence, who hold 10% of the ordinary shares. Under a joint venture agreement CanWest has the right to appoint three of nine members to the board of directors. In addition, the Company provides certain management services to TV3. See General Development of the Business – Other Recent Developments — Investment by Granada Media plc in the Republic of Ireland’s TV3.

CanWest also owns 29.9% of the outstanding shares of Ulster Television plc, which owns and operates UTV, the ITV franchise in Northern Ireland.

     United States

CanWest owns an 18% interest in Internet Broadcasting Systems Inc. (“IBS”) of Minneapolis and a 25% interest in LifeServ Corporation of Chicago. IBS is a leading developer of specialized web sites for television stations, and provides web design and technical hosting services as well as content and sales consulting to a number of television stations including NBC, CBS Inc., Scripps, Howard, Post-Newsweek and Hearst-Argyle Television Inc.

LifeServ creates on-line communities for people experiencing important life events. LifeServ’s registered users use the sites to plan life events such as weddings, the birth of a child or buying a home.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

BACKGROUND

CanWest is an international media company with interests in broadcast television, newspapers, radio, specialty cable channels and Internet websites in Canada, Australia, New Zealand, the Republic of Ireland and Northern Ireland as well as film and television production and distribution in the U.S. and the U.K. Since its founding in the early 1970’s, the Company has expanded by acquiring and developing under-performing broadcasting assets and through the start-up of new television broadcasting properties in attractive media markets. The Company operates principally in English-language markets and seeks to obtain significant or controlling interests in national advertising based media platforms. In fiscal 2001 the Company significantly expanded its operations in Canada with the acquisition of several media properties comprising CanWest Publications.

In Canada, the Company has television, publishing and Internet operations that serve common geographic areas, providing viewers, readers and advertisers with extensive local, regional and national coverage. The Company owns and operates the most profitable and one of the highest rated groups of television stations in Canada, including the Global Television Network and several additional stations, which together provide coverage of approximately 94% of Canada’s English-language market. The Company is the largest owner of commercial broadcast television stations in Canada. The Company is also the largest publisher of daily newspapers in Canada with average daily paid circulation of 1.5 million copies, including the National Post, representing 37% of Canada’s average daily English-language newspaper circulation. In addition, the Company owns an extensive collection of Internet websites providing content of local, regional and national interest.

The Company also owns significant interests in media properties in other English-language markets. In Australia, the Company owns a 57.5% economic interest in Network TEN, one of three privately-owned national television networks. In New Zealand, the Company owns the only privately-owned national television networks, and a leading group of radio stations. Other investments include a 45% interest in the only privately-owned television network in the Republic of Ireland, TV3, and a 29.9% interest in the highest-rated television station in Northern Ireland, UTV.

The Company’s primary corporate objectives are to leverage advertising based media platforms serving English-language markets, and to acquire, develop, and control content. To achieve these objectives, the Company strategy includes the following:

•	Offer comprehensive advertising solutions. The Company’s broad range of media platforms allows it to deliver multi-platform solutions to advertising clients. In Canada, CanWest is a comprehensive advertising service provider, and able to sell flexible packages of advertising across various media in local, regional and national markets. The Company’s Canadian television, publishing and Internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, the combination of a national television network and urban and rural radio networks allows the design of advertising solutions tailored to clients’ needs.

•	Leverage content. By creating news and sports content and purchasing or commissioning entertainment content from affiliates and others, the Company is able to supply owned platforms and syndicate content to non-competing media outlets, reducing overall costs. The Company’s news and information organization provides extensive resources to develop content for delivery across multiple distribution platforms and enables it to provide complete and in-depth coverage of local, regional and national news and information to audiences.

•	Cross-promote and co-brand properties. The geographic overlap of television, publishing, radio and Internet platforms enables the Company to cross-promote its properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada, the Company can use its newspapers to promote its television programs and websites. The variety of platforms also enables the Company to pursue co-branding and brand extension opportunities. Many of the Company’s websites already share brands with its television and newspaper properties to leverage existing relationships with audiences.

•	Achieve economies of scale. Through expansion of operations across multiple markets and media platforms, the Company has achieved greater purchasing power, giving it a competitive advantage in acquiring the rights to content. In addition, the Company can amortize the cost of content across a larger number of viewers, readers and listeners.

•	Expand operations in English-language markets. The Company intends to develop and acquire additional media assets in existing markets and expand into other English-language markets. While tastes and preferences vary among each of the communities served, the Company is often able to utilize programming and other content purchased, developed or produced for one market in other markets.

•	Improve efficiency and reduce operating costs. The Company expects to realize cost savings through the integration of CanWest Publications and other acquired assets into existing operations and through the reduction of duplicative general and administrative expenses.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Sale of Certain Community Newspapers in the Maritimes and Saskatchewan

On August 8, 2002 the Company sold all of its community newspapers and related assets in Atlantic Canada and Saskatchewan to GTC Transcontinental Group Ltd. for cash proceeds of approximately $257 million. The proceeds from the sale were used to reduce senior bank debt. The sale included daily newspapers such as the Halifax Daily News, Charlottetown Guardian, St. John’s Telegram, New Glasgow Evening News, Cape Breton Post, Truro Daily News, Prince Albert Daily Herald, and the Moose Jaw Times. The transaction also included other weeklies, monthlies, shoppers and insert publications, as well as commercial printing operations in Prince Edward Island and Saskatchewan. Revenue and EBITDA generated from these properties in fiscal 2002 were approximately $94 million and $30 million, respectively.

Acquisition of the remaining 50% interest in the National Post

In August 2001 the Company entered into a letter agreement with Hollinger to acquire the remaining 50% interest in the National Post., which transaction closed in April 2002. The purchase price consisted of nominal cash consideration and other consideration in the form of agreements and undertakings exchanged by the parties. In addition, Hollinger was required to make a payment to The National Post Company in respect of cash requirements of The National Post Company from August 31, 2001 to March 31, 2002 and the Company did not have any corresponding or other requirement to advance or contribute monies to The National Post Company prior to March 31, 2002. In September 2001, CanWest assumed the day-to-day management of the National Post.

OTHER RECENT DEVELOPMENTS

Settlement of Tax Dispute by Network TEN

On August 30, 2002 Network TEN settled a long-standing dispute with the Australian Tax Office (“ATO”) over the deductibility of debenture interest payments. The settlement resulted in a non-recurring tax expense to Network TEN of A$36 million, including costs incurred in respect of the dispute. Due to a change in legislation, debenture interest payments made by TEN will not be deductible after June 30, 2004.

Acquisition of Eye Corp. by Network TEN

In August 2002 Network TEN bought the remaining 40% interest in Eye Corp, Australia’s second largest outdoor advertising company. Network TEN had acquired it’s original 60% interest in December 2000. The total purchase price of A$199.9 million for the 100% interest was paid in cash with available funds, including draws under TEN’s credit facility. Eye Corp.’s outdoor signage and airport, point of purchase and shopping center advertising complement Network TEN’s broadcasting operations and provide Network TEN with enhanced multi-media advertising opportunities. Eye Corp. operates an extensive out-of-home advertising network across Australia, and to a lesser extent, in several South East Asian countries including Indonesia and Malaysia.

Radio Application Approved

In August 2002 the Company received its first broadcast licence for radio in Canada, 99.1 COOL FM, a jazz station, in it’s home city of Winnipeg. The station will launch in 2003 and will be an important first step for the Company’s expansion into Canadian radio.

Sale of Certain Assets Acquired From WIC International Communications Ltd. (“WIC”)

As a condition of regulatory approval of the acquisition of WIC’s television stations, which was obtained in July 2000, the Company was required to divest its 70% interest in the former WIC station in Montreal and one of three stations serving the Vancouver/Victoria market. The Company placed its interests in CFCF (Montreal) and CKVU (Vancouver) in voting trust arrangements pending their sale. The sale of CFCF to CTV Inc. was completed on September 12, 2001 for approximately $87 million. The sale of CKVU to CHUM Limited for approximately $133 million was completed on October 31, 2001.

In response to the Canadian Competition Bureau’s concerns regarding the joint ownership of ROBTv by the Company and another Canadian multi-media company, the Company’s 50% interest in ROBTv was placed in a voting trust arrangement. The trustee sold the Company’s interest to Thomson Canada Limited for approximately $30.0 million on August 31, 2001.

Acquisition of the Minority Interest in CanWest Broadcasting Ltd. (“CBL”)

In May 2001, through an amalgamation of subsidiaries, one of which was not wholly owned, the Company acquired the 29.33% minority interest in its Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). Under the terms of the amalgamation agreement, a wholly-owned subsidiary received all of the shares of the amalgamated company and the minority shareholders of CBL received Series 2 Preference shares of CanWest. The Series 2 Preference shares are, at the option of the Company, redeemable for cash, or convertible into Subordinate Voting or Non-voting shares based on the market value of the shares at the date of conversion. In the event the Company does not redeem or convert the Series 2 Preference shares within a period of twelve months following the date on which the sale proceeds of CKVU are conclusively determined, they convert automatically. The Company expects the redemption or conversion of the Series 2 Preference shares to occur within the next fiscal year. Should the Series 2 Preference shares be converted, there would be a significant dilutive effect. The redemption price or conversion value of the shares is determined in accordance with a formula based, among other things, on the proceeds of the sale of CKVU, the revenue of the Manitoba and Saskatchewan television stations, and the value of certain other assets. The redemption or conversion price has not been finally determined, but is estimated by the Company at August 31, 2002 to be $54.7 million. The former minority Shareholders of CBL have commenced a lawsuit against CanWest and certain of its subsidiaries. See “Legal Proceedings.”

Investment by Granada Media plc in the Republic of Ireland’s TV3

In March 2001, Granada Media, Britain’s leading television content producer and broadcaster, acquired a 45% interest in the Republic of Ireland’s TV3. Through a series of transactions, the Company retained its 45% interest in TV3 and received approximately $32.5 million, which the Company used to repay senior debt. In conjunction with its investment in TV3, Granada Media entered into a long-term program supply agreement with TV3 under which several top-rated programs moved to TV3 from a competing network.

Acquisition of the Minority Interest in RadioWorks New Zealand Limited

In January, 2001, the Company acquired the shares of RadioWorks not already owned by it for approximately $21.8 million. The Company had previously acquired 72% of the shares of RadioWorks in May 2000 through a series of purchases on the New Zealand Stock Exchange for approximately $52.1 million.

Acquisition of CanWest Publications

On November 16, 2000 the Company acquired substantially all of Hollinger’s Canadian newspapers and Internet assets and a 50% interest in the National Post. The purchase price was approximately $3.1 billion, and is subject to adjustment for working capital.

The consideration for the acquisition consisted of:

•	$1,985.5 million in cash;

•	approximately $766.8 million of subordinated notes issued to Hollinger; and

•	24.3 million non-voting shares and 2.7 million Series 1 Preference shares issued by CanWest to Hollinger aggregating $375.5 million.

This acquisition has had a significant impact on the financial condition, and results of operations of the Company, accounting for 56% of revenue and 62% of EBITDA in fiscal 2002.

To finance the cash portion of the consideration for the acquisition the Company entered into a $2.8 billion senior secured credit facility and issued US$425.0 million and $60.7 million of ten year senior subordinated notes.

Integration of CanWest Publications

Immediately following the acquisition of CanWest Publications, the Company assembled twelve transition teams to integrate various areas of operations. The transition teams were charged with, among other things, revenue enhancement, cost reduction and quality improvement initiatives in areas including information technology, real estate utilization, working capital management, telemarketing, sales force automation, procurement and back office functions. Additionally, the transition teams were charged with developing new revenue and maximizing the value of the properties through cross-promotion, re-purposing of content, product packaging and product development and through the identification and implementation of best practices across all of the operations. In addition, the Company established an employee feedback website and telephone hotline to solicit contributions from all employees regarding integration efforts.

The Company has created a fully integrated regional contact center, Reach Canada, located in Winnipeg to serve the circulation and telemarketing requirements of its newspaper operations. The contact centre will provide more efficient and lower cost customer service.

The Company has also established a Business Services Centre in Winnipeg. This new centralized administrative operation is consolidating most of the major information technology systems as well as the processing of payrolls and accounts payable for the Company’s broadcasting, print and Internet operations. These tasks will be accomplished more efficiently and at lower cost in a centralized office.

TRENDS

There has been increasing consolidation in the Canadian broadcasting, publishing and other media industries in the past few years, including the Company’s acquisition of CanWest Publications in November 2000. In October 2000, Quebecor Inc. took over Le Groupe Vidéotron Ltée. Quebecor Media, the newly formed media and cable arm of Quebecor Inc., includes French-language television broadcasting operations, English-language and French-language newspaper, book and magazine publishing operations and a collection of Internet sites, as well as cable television and television production operations predominantly targeted at French-language markets and other assets. BCE Inc., The Thomson Corporation and The Woodbridge Company Limited created Bell Globe Media, a multi-platform media company that combines a number of television, print and Internet assets, including: the CTV television network; The Globe and Mail, one of two Canadian English-language national daily newspapers; and Sympatico.ca, a Canadian Internet portal.

In Canada, television advertising spending grew by a modest 4% in 2001, led by the specialty networks, while daily newspaper advertising spending declined by 3%. The recession which began in 2001 and which remained entrenched through the first half of 2002 seems to have abated in most markets. Forward bookings in recent months reflect economic recovery in Canada and Australia, in particular.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

THE COMPANY’S MARKETS

General

The Company operates in the commercial television markets in Canada, Australia, New Zealand and Ireland, the commercial radio market in New Zealand and the newspaper publishing industry in Canada. Currently, these countries have well-developed economies and advertising markets. Commercial television stations (stations which derive most of their revenue from the sale of advertising time) began broadcasting on a regular basis in the United States in the 1940’s, Canada and Australia in the 1950’s, and in New Zealand and Ireland in the 1960’s.

The following table sets forth demographic and market information for 2001 for the countries in which CanWest currently operates:

Selected Market Information

		Total Major		Daily	Daily
		Media	Television	Newspaper	Newspaper	Out-of-Home	Radio
		Advertising	Advertising	Advertising	Circulation	Advertising	Advertising
	Population	Expenditures	Expenditures	Expenditures	Revenue	Expenditures	Expenditures

	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)
Canada	31.1	C$8,151	C$2,560	C$2,501	C$682	C$310	C$1,062
Australia	19.6	A$7,359	A$2,490	n/a	n/a	A$271	n/a
New Zealand	4.0	NZ$1,500	NZ$481	n/a	n/a	n/a	NZ$196
Ireland	3.9	€686	€155	n/a	n/a	n/a	n/a

Television Ratings and Transmission

Revenue in the broadcasting industry is derived primarily from the sale of broadcast air time. The advertising rates that a television station can command are based, to a large extent, on the station’s share of the total potential audience in the market (the station’s “ratings”), the demographic and socio-economic composition of its audience and the price and availability of advertising time on competing networks or in suitable alternative media. Advertising agencies and media buyers use ratings to direct their clients’ advertising expenditures to the appropriate audience. The size and demographics of the audience that a network can offer to potential advertisers in turn depends upon the attractiveness to potential viewers of the television network’s programming.

For potential advertisers, the two most important measurement statistics for television audiences are rating points and share. One “rating point” equals one per cent of a defined population within a defined geographic area viewing a particular program for a specified time period. Rating points in the aggregate measure the size of the actual viewing audience as a percentage of the total potential viewing audience. “Share” indicates the percentage of people within a defined population who are viewing television and who are tuned to a particular program for a specific time period in a specific area, and thus measures the market share held by a particular program relative to the actual viewing audience.

The two basic methods of television transmission in use in CanWest’s existing markets are: (i) over-the-air television broadcasting, which can be either local or national in scope (these operations are often referred to as “terrestrial” broadcast operations), and (ii) satellite-to-cable and direct satellite (“direct-to-home”) broadcasting. In over-the-air broadcasting, the station operator broadcasts its signal at an established frequency and power via one or more land-based transmitters, each with a limited geographic range. In satellite-to-cable broadcasting, the station operator transmits its signal to a satellite which redirects the signal to either a ground based antenna which is connected to a cable system or directly to a home television via a satellite receiver. In satellite-to-cable and direct-to-home broadcasting, the signal can originate from the territory where the viewer is situated or can be broadcast from abroad. While over-the-air broadcasters can typically be received by virtually all of the television households in the geographic area covered by their broadcast signal, satellite broadcasters can be received only by television households connected to a cable system or households that have satellite receivers and, if the signals are encrypted, signal decoders.

Newspaper Advertising, Circulation and Distribution

Revenue in the newspaper industry is derived primarily from advertising and circulation. Advertising and circulation comprised 78% and 17% respectively of the Company’s newspaper revenues for the year ended August 31, 2002.

Advertising revenues are generated through the sale of retail, classified and national advertising. Retail advertising is display advertising, typically placed by local merchants such as department and grocery stores. Classified advertising includes advertisements listed together in sequence by category, such as automobile sales, real estate sales or help wanted. National advertising is advertising principally from advertisers promoting a product on a national basis.

Newspaper distribution is carried out primarily by a system of independent carriers, wholesalers and dealers, through which newspapers are delivered to individual subscribers. Single copies are also sold through vending boxes and retail outlets in the relevant circulation area.

Revenue

Until November 2000 CanWest operated primarily within the television broadcasting industry in Canada, Australia, New Zealand and the Republic of Ireland and Northern Ireland. The consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements for August 31, 2001 include the accounts of CanWest Publications from November 16, 2000, the date of acquisition. The Company accounts for its share and debt interests in Network TEN using the equity basis of accounting. The Company accounted for its interest in the National Post using the equity basis of accounting until

September 1, 2001, and subsequently consolidated its interest. The Company’s investment in UTV is accounted using the cost basis of accounting.

Geographic and industry actual and pro forma segment revenues for the last two fiscal years is presented below.

For the years ended August 31		2001
(in thousands of dollars)	2002	Pro forma (1)	2001

Canada
-Television	691,888	632,857	701,027
-Entertainment	156,914	181,985	181,985
-Publishing & Online	1,271,075	1,348,178	924,307

	2,119,877	2,163,020	1,807,319
New Zealand
-Television	69,079	58,436	58,436
-Radio	60,724	56,864	56,864
Ireland	28,317	20,321	31,056
Eliminations	(5,214)	(8,900)	(8,900)

	2,272,783	2,289,741	1,944,775

For the years ended August 31, 2002 and 2001, the Company’s equity interest in the earnings of Australia’s Network TEN were: a loss of $11,815,000 and earnings of $52,567,000 respectively. Network TEN reported revenue of $555,654,000 (A$666,970,000) and $445,179,000 (A$555,541,000) for the years ended August 31, 2002 and 2001 respectively.

(1)	Pro forma revenue includes revenue for CanWest Publications (including the National Post) from September 1, 2000, excludes revenue from CKVU which was sold effective August 31, 2001, and includes revenue from TV3 Ireland on a proportionately consolidated basis.

CANADIAN OPERATIONS

Canadian Television Industry

General

The Canadian television broadcasting industry is currently comprised of: (i) three English-language national networks, including Global Television, and one French-language national network; (ii) two French-language networks based in Quebec; and (iii) a number of local stations, including those of the Company.

Two of the four national networks are government-owned and operated by the Canadian Broadcasting Corporation (the “CBC”). The CBC operates one network in English and one in French and both are financed by a combination of parliamentary grants and commercial revenues. CTV Television Network Inc. (“CTV”) is Canada’s third national network.

In addition to receiving signals from Canadian broadcasters, virtually all populated areas of Canada have access either directly by over-the-air broadcasts or through cable television to the signals of U.S. border stations. These stations are usually affiliated with one of four national U.S. commercial networks (ABC, CBS, Fox and NBC) or with the Public Broadcasting System. Numerous Canadian and American English-language and French-language specialty programming services are also available via cable service in most areas on either basic or optional cable service basis. The extensive penetration of cable television in most Canadian cities has resulted in most television viewers in those areas having a wide range of viewing options. In the fall of 2000 the CRTC awarded a total of 283 new digital specialty cable channels, which will increase the viewing options available to Canadians over time. Of the new licences granted, approximately 50 new digital specialty channels have been launched to date.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2002 as a percentage of both Canadian television and total television viewership:

Network or Station Group	Share of Canadian Television	Share of Total Television

Global Television Network	22%	16%
CTV	22%	15%
CBC	9%	6%
CHUM	10%	7%
Other broadcast stations	5%	4%
Specialty cable channels	32%	23%

Total English-language broadcasting	100%	71%

Source: Bureau of Broadcast Measurement (“BBM”) sweeps, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

Simultaneous Program Substitution

An integral aspect of over-the-air broadcasting operations in Canada is the concept of simultaneous program substitution or “simulcasting”. Due to Canada’s geographic proximity to the United States, the Cable Television Regulations in Canada require that cable television systems with over 2000 subscribers must substitute the Canadian over-the-air broadcast of a U.S. program, including the Canadian commercials, for the broadcast of an identical program by a U.S. station when the two programs are broadcast at the same time. This effectively means that the Canadian station’s signal and advertisements appear on two or more channels simultaneously, including the originating Canadian channel and the channel of the U.S. station for whose signal it is being substituted. In so doing, Canadian over-the-air broadcasters, which have purchased exclusive Canadian broadcast rights from U.S. programming distributors or producers, are compensated to some degree for the encroachment on cable television by U.S. broadcasters who have not acquired the Canadian rights to broadcast those programs.

In markets with significant cable television penetration, broadcasting a Canadian signal simultaneously on two or more cable channels can substantially increase the potential size of a Canadian broadcaster’s audience, and thus rating points and share. As a result, advertisers are prepared to pay more for broadcast airtime in simulcast programs. Canadian broadcasters generally attempt to maximize the number of simulcast programs in their schedules.

Canadian Television Operations

General

The Company, through its principal broadcasting subsidiaries in Canada, is currently licensed to provide over-the-air English-language television broadcasting services through 16 television stations located in eight of Canada’s ten provinces. The Company’s broadcast interests have developed through the acquisition and turnaround of financially distressed stations, the start-up of new stations, and more recently, the acquisition of stations previously owned by WIC.

CanWest’s national network of stations, Global Television, includes eleven stations and broadcasts to all major metropolitan markets in Canada, including Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Quebec and Winnipeg. Global Television Network stations reach an estimated 22.7 million persons, or approximately 94% of Canada’s English-language market, and is targeted to appeal to adults ages 18 to 49.

Two independent stations, CHCH in Hamilton and CHEK in Victoria, are regional stations offering a broad range of entertainment, news and information programming. CHCH reaches 90% of viewers in the province of Ontario, or approximately 10.4 million people, and CHEK reaches 81% of viewers in British Columbia, or approximately 3.1 million people. The acquisition of these stations from WIC provides second stations in Canada’s three largest English-language markets: Toronto/Hamilton, Vancouver/Victoria and Ottawa/Hull. The Company’s “CH” brand stations, including CHCH and CHEK are targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by the Global Television Network. A third independent station, CH-Horizon in Montreal, Quebec, broadcasts a schedule consisting primarily of multi-cultural programming.

The Company also owns two stations affiliated with the CBC, which were acquired as part of the WIC transaction.

CanWest also owns Global Prime, a Canadian cable specialty channel providing entertainment and information programming to the “baby boomer” generation.

In November 2000, the CRTC awarded licences to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to the Company and various third parties who will hold interests in the entities holding the licences. Cable and Satellite service operators are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. The Company launched two Category 1 services, mentv and Mystery TV and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports in September 2001.

Operating Strategy

The key elements of the Company’s operating strategy are to: (i) broadcast top-rated series programming targeting the adult 18 to 49 year old or 25 to 54 year old demographic; (ii) purchase national rights to such programming; and (iii) maximize simulcasting programming opportunities. The Company emphasizes the broadcasting and aggressive promotion of top-rated series programming and seeks to develop viewer loyalty by offering a regular, consistent programming format, which the Company calls “appointment television”. By purchasing national broadcasting rights to such programming, the Company is able to control its distribution throughout Canada, including its syndication to affiliated or non-competing stations, which in turn, decreases programming costs for the Company’s owned stations. In addition, the Company controls programming costs by producing only its news and sports programming in-house and by entering into partnership agreements with production companies to acquire or produce programming. The Company further offsets programming costs through the sale of syndication rights and the sublicensing to non-competing broadcasters of regional broadcasting rights for programming for which it has national rights. The Company also seeks to produce high quality Canadian news and series programming of relevance to local and national audiences and believes that success in this area represents a growth opportunity.

CanWest attempts to simulcast its US-originated programming whenever possible in order to maximize ratings and share through the inclusion of the additional audience available from the duplication of its signal on cable television. Management believes that CanWest benefits from the simulcast policy. CanWest believes that it has greater flexibility than its competitors in coordinating its program schedules to match those of U.S. broadcasters.

Advertising Market

In 2001, English-language and French-language television advertising expenditures in Canada were approximately $2.6 billion, representing approximately 31% of major media advertising expenditures of $8.2 billion. Television advertising expenditures in 2001 included approximately $438 million related to specialty channels.

CanWest derives its revenue in Canada primarily from the sale of broadcast airtime to national, regional and local advertisers. CanWest Media Sales Limited (“CanWest Media”), a wholly owned subsidiary of the Company, is the principal national advertising sales representative for each of the Company’s stations and also represents other, non-competing television broadcasters. CanWest Media is the largest television advertising sales representation company in Canada in terms of sales revenues. CanWest Media, through its offices in Toronto and Montreal, is responsible for the Company’s sales to national advertisers while sales to regional and local advertisers are made by each station’s local staff. Approximately 91% of the revenue delivered from the sale of broadcast airtime related to sales to national advertisers and 9% related to sales to regional and local advertisers. By condition of its broadcasting licences in Ontario and Quebec, Global Television can sell broadcast airtime only to national advertisers. Based on information provided by the CRTC, the Company estimates its share of the Canadian English-language television advertising market (conventional and specialty) was 28% in 2001.

CanWest believes that its significant presence in the three largest English-speaking markets in Canada position it to benefit from the continuing shift in advertising expenditures towards major markets at the expense of secondary markets. In addition, management believes that CanWest offers an advantage to national advertisers over its competitors in that such advertisers need only to deal with one agent, CanWest Media, when purchasing broadcast airtime. In contrast, a purchaser of national advertising from one of its competitors may be required to purchase broadcast airtime at both the network level and from selected local affiliates.

Ratings

According to independent surveys, Global Television enjoyed high ratings and strong audience shares during fiscal 2002.

The following table sets forth the relative ranking and audience share of the Company’s originating broadcast television stations in each of their respective Demographic Market Areas or Extended Market Areas for Fall 2001/Spring 2002:

		Stations in	Rank in	Audience
	Call Sign	DMA/EMA	DMA/EMA(1)	Share(1)

Global Television Network:
Global Ontario	CIII	14	1	12.4%
Global Quebec	CKMI	8	2	12.5%
Global Vancouver	CHAN	13	1	13.4%
Global Calgary	CICT	8	1	15.5%
Global Edmonton	CITV	8	1	15.3%
Global Winnipeg	CKND	8	2	14.0%
Global Halifax	CIHFNS	8	2	12.2%
Global Saskatoon	CFSK	7	2	11.9%
Global Regina	CFRE	7	2	11.6%
Global Saint John	CIHF-NB	8	2	9.3%
Global Lethbridge (2)(3)	CISA	9	1	18.1%
CH Television System:
Montreal, Quebec	CJNT	8	8	2.6%
Hamilton, Ontario (4)	CHCH	14	5	4.8%
Victoria, British Columbia	CHEK	13	5	5.3%
CBC Affiliates:
Kelowna, British Columbia (5)	CHBC	8	3	9.1%
Red Deer, Alberta	CKRD	8	4	4.1%

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.) For Toronto/Hamilton and Vancouver/Victoria Sept 17, 2001 to May 26, 2002 BBM Meter Research adults ages 18 to 49 All other markets: Fall 2001 and Spring 2002 average BBM Sweeps, adults ages 18 to 49

(2)	BBM Central Area

(3)	CISA is a repeater of CICT Calgary

(4)	Rank and Share in the Toronto/Hamilton DMA

(5)	North Okanagan County

The following table sets forth Global Television’s audience shares and that of its competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2001 and 2002 broadcast years:

Audience Share in Selected Major Markets

	Audience Share (1)

	Prime-time:
	7PM-11PM (2)		Rank(3)	6AM-MIDNIGHT (2)		Rank (3)

	2001/2002	2000/2001	2001/2002	2001/2002	2000/2001	2001/2002

	%	%		%	%
Toronto/Hamilton (4):
Global Ontario – CIII	11.7	13.9	1	9.2	10.9	1
CTV-CFTO	10.0	10.6	2	9.0	9.9	2
CBC – CBLT	9.4	8.5	3	7.0	6.0	3
Independent – CITY	7.5	7.7	4	6.7	7.1	4
Independent — CHCH (5)	4.9	4.9	5	3.5	3.6	5
Independent – CKVR	3.2	3.2	6	3.0	2.7	6
Fox – WUTV	3.1	4.0	7	3.5	4.2	5
Rogers – CFMT	2.2	2.1	8	3.0	3.0	6
Vancouver/Victoria (6):
Global Vancouver- CHAN(5)	13.0	10.2	1	12.4	10.9	1
Independent – CIVT	8.3	7.3	2	6.1	5.7	3
CBC — CBUT	7.6	6.4	3	8.0	6.1	2
CHUM-CKVU (7)	5.6	12.5	4	4.2	9.0	4
Independent – CHEK (5)	5.1	5.0	5	4.0	4.1	5
Independent – KVOS	1.9	4.0	7	2.2	4.7	7
CHUM – CIVI	3.1	0.0	6	2.4	0.0	6

(1)	Audience share among adults 18 to 49

(2)	17/09/01 to 26/05/02 for 2002 and 11/09/00 to 27/05/01 for 2001

(3)	Based upon figures reported in this table

(4)	Nielsen Ratings

(5)	Acquired on March 31, 2000 and re-branded September 1, 2001

(6)	BBM Survey

(7)	Divested in accordance with CRTC decision effective October 31, 2001, although CKVU commenced CHUM programming as of September 1, 2001.

Programming

Substantially all of the Company’s acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as conventional television outlets. Many of the Company’s programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia), Fox, Vivendi Universal, Paramount, CBS and NBC. These agreements require suppliers to provide, and the Company to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for the Company’s program acquisitions and has enhanced our ability to retain highly-rated US network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both Global Television and the independent stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, Frasier, Friends, Will and Grace, Everybody Loves Raymond, 60 Minutes, Ed, Fear Factor, The Simpsons, NYPD Blue, Dawson’s Creek, Gilmore Girls, The Practice, Boston Public, That 70’s Show, Malcolm in the Middle, Fear Factor and 24. Global is also Canada’s television source for world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Finals. In 2002, Global introduced Global Showcase, a series of Canadian documentaries from independent producers across all the regions of Canada. Several of the programs have aired to strong national acclaim, including On Wings and Dreams, which was nominated for a Gemini Award in 2002. Global’s Popstars continues to be one of the highest-rated Canadian-produced series and recently added Canadian hour-long action series, Mutant X and Andromeda are also generating very positive audience reaction.

Since launching in September 2001, during what must rank as the most intense news gathering period in the history of television, (Global National anchor Kevin Newman was the first Canadian national newscaster on the air with the devastating news from New York on September 11, 2001), the Global National news has continued to gain stature among its peers as well as with its audience. The BBM has placed Global National as the number two national newscast in Canada — and the audience growth continues. Global

National, Canada’s only national dinner-hour newscast, has already been recognized with two Gemini nominations and two major Radio Television News Director Association awards. Strategically, Global National has enhanced the news “brand” and credibility of many of Global’s local television news and public affairs programs. Each of the local stations maintains local news teams which coordinate with national news bureaus in Ottawa and Calgary and international news bureaus in Washington, D.C., and London, England. Local news is in increasingly high demand in virtually all of the Company’s television markets.

Management

Global Television is led by Gerry R. Noble, its President and Chief Executive Officer since May 2000. Mr. Noble has held a variety of positions with CanWest since 1985, including President and CEO of CanWest Pacific Communications Pty Limited, Vice President of Operations – Corporate, and Managing Director, TV3 New Zealand.

Canadian television operations are managed from the television operations headquarters in Toronto, Ontario. This office provides centralized services to television stations and specialty cable channels. National programming executives purchase and commission programs from US. and Canadian suppliers and create and promote the programming schedule for the Global Television Network, the independent stations and Global Prime. Individual stations are responsible for local programming, which consists primarily of news and information content. National advertising executives coordinate national advertising sales for the Global Television Network stations, the independent stations and Global Prime, while the individual stations are responsible for local and regional advertising. The Toronto office is responsible for broadcasting technology services, including the integration of common on-air broadcast platforms.

Canadian Publishing Industry

General

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and freedistribution publications. The industry is mature and is dominated by a small number of major publishers. CanWest is the largest newspaper publisher in Canada, with 31% of daily newspaper circulation (including the National Post), ahead of Quebecor Inc. (20%), Torstar Corporation (13%), Power Corporation (9%), Bell Globemedia (7%), Osprey Media (5%), and others(15%).

Total Canadian daily newspaper industry revenue was $3.2 billion in 2001, with 79% derived from advertising and the balance of 21% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue decreased by 3%, or $80 million in 2001, following six successive years of growth from the $1.8 billion posted in 1994. Most of the losses in 2001 were attributable to declines in national and classified linage.

Daily newspaper circulation revenue decreased slightly from $692.7 million in 1995 to $681.6 million in 2001 as price increases offset receding demand. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.75 in 2001, partly in an attempt by newspaper publishers to offset the impact of significant increases in newsprint prices during earlier periods. Average daily newspaper circulation declined marginally from 5.3 million copies in 1995 to 5.2 million copies in 2001.

CanWest’s Publishing Operations

General

CanWest is the largest publisher of daily newspapers in Canada, as measured by circulation, revenue and EBITDA. The Company’s publications include 16 daily newspapers, all of which serve markets also reached by the Company’s broadcast television signals. In addition, the Company owns and operates several non-daily newspapers, shopping guides and other newspaper-related publications. The Company also owns the National Post, one of Canada’s two national daily newspapers.

The Company’s newspapers (including the National Post) have an average daily paid circulation of 1.5 million copies, representing 37% of Canada’s daily average English-language newspaper circulation, and an estimated average daily readership of 3.3 million people. Most of the Company’s newspapers have the highest circulation among publications in their markets and many of its publications serving smaller cities and towns are the only general circulation newspapers published in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry by potential new competitors to larger daily newspapers. While Internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or EBITDA of CanWest Publications.

The following table provides circulation statistics for the six months ended September 30, 2002 for the major newspapers (excluding the National Post):

		Average
Newspaper	CMA	Daily Circulation	Market Position

The Vancouver Sun	Vancouver, British Columbia	203,216	1
The Province	Vancouver, British Columbia	166,790	2
The Gazette	Montreal, Quebec	142,347	1	(1)
Ottawa Citizen	Ottawa, Ontario	143,111	1
The Edmonton Journal	Edmonton, Alberta	137,697	1
Calgary Herald	Calgary, Alberta	119,721	1
The Windsor Star	Windsor, Ontario	76,661	1
The Times Colonist	Victoria, British Columbia	76,012 (2)	1
The Star Phoenix	Saskatoon, Saskatchewan	58,308	1
The Leader Post	Regina, Saskatchewan	55,479	1
The Standard	St. Catharines, Ontario	32,697	1

(1)	Number one English-language newspaper; number three overall.

(2)	Circulation is for the six months ended March 31, 2002, September data was not comparable due to a work stoppage – see “Employees”.

The National Post is a leading Canadian national newspaper with an average daily circulation of 254,909 for the six months ended September 30, 2002. The National Post was developed from The Financial Post, a daily business newspaper based in Toronto. Since its launch on October 27, 1998, the National Post has established a large national readership with attractive demographics.

The National Post’s sole competitor as a national newspaper is The Globe and Mail. In Toronto, the National Post competes with the Toronto Star, The Sun and The Globe and Mail.

The National Post is printed at CanWest’s facilities in Calgary, Regina, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Toronto, Halifax, and St. John’s.

Organization and Management

CanWest publishing operations are headquartered in Toronto, and led by Don Babick, President and Chief Operating Officer. This office sets operating and capital budgets and co-ordinates the central purchasing and delivery of newsprint, ink and printing plates and the placement of national advertising. The head office offers editorial content and a number of services to individual publications, which may be used at the discretion of the publishers. Available content includes national columnists, features, stock market listings, sports statistics and a weekly television guide, while services include information technology support.

Newspaper publishers set editorial policy for their respective markets to ensure the publications are responsive to local issues and meet the needs of local readers. Each publisher consults with central management on format changes, senior appointments, collective bargaining and significant changes in advertising and circulation rates.

The Company’s publications are organized into groups, which function as profit centres. Each newspaper group typically includes several publications covering a particular geographic area, including at least one daily newspaper and several shopping guides and other free publications. The publications within a particular group often share press facilities, distribution services and management resources. Newspapers are distributed to subscribers and points of purchase by independent carriers, wholesalers and dealers.

CanWest Entertainment

General

In May 1998, with the acquisition of Fireworks, a leading Canadian entertainment company, CanWest launched CanWest Entertainment, a new division focused on the development, production, acquisition and distribution of film and television programming. Based in Toronto, and with offices in Los Angeles, London and Dublin, Fireworks is a vertically integrated creator, producer, acquirer and worldwide distributor of filmed entertainment content. Fireworks distributes television programs and feature films through licensing of exhibition and exploitation rights, both within Canada and internationally. Fireworks is involved in a number of joint ventures with other media companies which provide it with access to valuable rights in a wide variety of film and television projects.

Operating Strategy

The acquisition of Fireworks represented CanWest’s entry into a business complementary to its core television business. Fireworks’ operating strategies are designed to build its library of film and television product, expand its international distribution capabilities and ensure reliable access to new film and television product. Continued success in the implementation of these strategies will develop CanWest Entertainment into a leading player in the global entertainment business.

Fireworks launched its operations in January 1996 with the acquisition of the program library of Skyvision Entertainment. This library featured more than 125 episodes of television programming including such popular shows as Robocop — The Series, Pet Connection and Heart of Courage. Fireworks quickly established a well-deserved reputation for excellence in production, both in terms of quality and reliability. Fireworks has produced a diversified range of programming including one hour drama series (such as Relic Hunter, Gene Roddenberry’s Andromeda, Mutant X and Nikita), kids live action series (such as Caitlin’s Way and Real Kids Real Adventures), MOWs and miniseries (such as Robocop: Prime Directives and Blacktop) and feature films (such as Rat Race, Who is Cletis Tout?, Interstate 60, and An American Rhapsody).

In August 2000, Fireworks acquired the film and television library assets of a Dutch entertainment company, Endemol International Distribution B.V., thereby more than doubling its program library to over 1200 hours of high quality action series and television movies. The Endemol acquisition includes distribution rights to a substantial library of quality television movies originally produced for US networks and cable channels from program suppliers that include Alliance Atlantis, WIN, Trimark Pictures, Hearst Entertainment and Lion’s Gate Films. Endemol’s library also includes numerous popular television series and miniseries including Beastmaster, Cold Squad, PSI Factor, Joan of Arc and The Audrey Hepburn Story. CanWest Entertainment also assumed Endemol’s existing program acquisition commitment that has provided a valuable slate of additional new programs for international distribution such as the series Blue Murder and the MOWs Aftermath and Stolen Miracle.

In addition to the Endemol library, Fireworks has acquired a number of other valuable, high profile television and film properties for international distribution including Rules of Engagement (a feature film from Paramount Pictures), Blonde (a miniseries for CBS), 100 Deeds for Eddie McDowd (for Nickelodeon) and 18 Wheels of Justice (an action series for TNN). Fireworks’ library is now being distributed to broadcasters and exhibitors both domestically and internationally in over 100 countries.

Fireworks Television, based in Los Angeles, develops and sells television series and programs to U.S. networks, cable channels and syndicators. Fireworks International, based in London, England, sells the company’s growing program library worldwide to cable, satellite and terrestrial TV networks.

Fireworks Pictures, based in Los Angeles, handles the international sales of the company’s feature film product. In fiscal 2002, this included Hardball, (starring Keanu Reeves and released domestically by Paramount Pictures), Who is Cletis Tout? (also released by Paramount and starring Christian Slater, Tim Allen, and Richard Dreyfuss) and Interstate 60 (starring James Marsden and Gary Oldman).

In addition to international film distribution, Fireworks Pictures Releasing, in partnership with Samuel Goldwyn films, operates a domestic film distribution business. Films currently in distribution include The Man from Elysian Fields, starring Andy Garcia, Mick Jagger, James Coburn and Anjelica Houston and The Believer, a film written and directed by Henry Bean, starring Ryan Gosling and Billy Zane.

Fireworks’ fiscal 2003 television slate includes three series syndicated by Tribune Entertainment in the U.S.: the third season of Gene Roddenberry’s Andromeda (airing on Global Television in Canada), the second season of Mutant X (also airing on Global Television), and the premiere season of Adventure Inc. (to air on Chum Television stations in Canada). In addition the first season of a kids/teen series titled Black Hole High is being produced with Discovery Kids for NBC in the U.S. and airing on Global in Canada. The ABC miniseries A Wrinkle in Time is scheduled for completion this year for airing on Global in early 2003.

Management

Fireworks’ management team is led by Jay Firestone, Chairman and Chief Executive Officer of CanWest Entertainment. Prior to forming Fireworks in 1995, Mr. Firestone was Vice Chairman of Alliance Communications Corporation. He has established an impressive track record, having built Fireworks into one of Canada’s most successful integrated entertainment companies.

AUSTRALIAN OPERATIONS

Australian Television Industry

Australia has five national broadcast networks and several unaffiliated local commercial stations. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. Unaffiliated broadcasters serve rural areas and broadcast programs purchased from some or all of these three networks.

Australia also has two major metropolitan cable pay television operators and two satellite pay television operators. On June 30, 2000, there were approximately 824,000 cable subscribers, located primarily in metropolitan markets, and 405,000 satellite subscribers, located primarily in rural areas. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Network TEN — Acquisition

In 1992, the Company organized a consortium, which acquired Network TEN for total consideration of $208 million (A$236 million), including the provision of acquisition financing by Westpac Banking Corporation of $128 million (A$145 million). Since the acquisition, which was effective October 1992, management of Network TEN has sought earnings growth through the implementation of a strategy which focuses upon controlling operating costs targeting selected demographic groups and expanding signal coverage through the acquisition of its affiliated stations in Perth and Adelaide, and strategic alliances with affiliates in regional markets. Over the period since acquisition, Network TEN’s results have improved dramatically and distributions to securities holders far exceed the original investments.

In addition, Network TEN holds a 9.8% share interest in Television and Media Services Limited (“TMS”). TMS provides the television and video industry with facilities, studio and field production and post-production of television programming and advertising.

Network TEN, through its wholly owned and affiliated stations, now has signal coverage reaching approximately 65% of the Australian population of 19.6 million. Through program supply contracts with its affiliates, Network TEN augments its audience coverage, with signal coverage reaching approximately 90% of the Australian population.

Operating Strategy

The operating strategy of Network TEN is to (i) purchase programming targeted to a particular demographic niche, (ii) effectively market the network and its programming to its advertisers and (iii) control all operating and administrative expenses. Network TEN’s programming strategy focuses upon attracting viewers between the ages of 16 to 39, a key demographic segment for Australian advertisers. Network TEN reaches its chosen niche audience through a combination of Australian-produced programming, U.S. network series and other non-Australian programming. Network TEN also uses a counter-programming strategy to attract viewers in demographic groups not served by programming on other networks at particular times. Network TEN seeks sponsorship of its programming by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Australian programming is generally more expensive to produce than foreign programs are to acquire, but domestically produced programming is generally more highly rated than foreign programming. As a result, Network TEN has sought to implement a mix of domestic and foreign programming to achieve higher ratings at the lowest possible cost.

Network TEN seeks to control programming costs by producing only its news and some sports programming in-house and by purchasing independently sourced and produced programming, including Australian and non-Australian programs. As part of this strategy, in fiscal 1995 Network TEN sold its production studio business to TMS in exchange for a shareholding interest in TMS. Network TEN commissions independent production companies to produce Australian programming and purchases national rights to programming. For commissioned programs, Network TEN typically acquires direct interests in the revenue streams generated by these programs in markets outside Australia, and maintains an active role in certain of the creative aspects of the programs. In addition, Network TEN enters into multi-year supply agreements with several major U.S. programming suppliers as well as other nonAustralian production companies in order to acquire desirable programming at fixed prices.

Television Advertising Market

In 2001, television advertising expenditures in Australia generated approximately A$2.5 billion, representing approximately 33% of total major media advertising expenditures of approximately A$7.4 billion. The cities of Adelaide, Brisbane, Melbourne, Perth and Sydney, which are all reached by Network TEN’s signal, account for approximately 78% of all television advertising expenditures in Australia.

The Australian television industry generates more than 90% of its total revenue from the sale of advertising time. The table below sets forth advertising market shares of Australia’s three commercial networks based upon industry information available to the Company:

Television Advertising Market Shares

	Twelve months ended June 30,

	2002	2001(1)	2000	1999	1998
	%	%	%	%	%

Network
Network TEN	27	23	24	26	25
Nine	39	38	41	41	40
Seven	34	39	35	33	35

SOURCE: Federation of Australian Commercial Television Stations

(1)	Includes the Sydney 2000 Olympics, aired by Seven.

Ratings

The table below sets forth commercial network audience shares for calendar years: 16-39 year olds (Sunday-Saturday 6:00 pm — 10:30 pm) for each of the three national commercial networks:

Audience Share

	YTD (2)
	2002	2001	2000(1)	1999	1998
	%	%	%	%	%

Network
Network TEN	37	34	31	30	32
Nine	35	33	36	37	38
Seven	28	33	33	33	30

Source: 2001-2002 OxTam television ratings; 1998-2000 AC Nielsen television ratings data

(1)	Excluding the impact of the Sydney 2000 Olympics.

(2)	To November 14, 2002

Since audience share is the principal factor by which television advertising is bought in Australia, there is a strong correlation between audience and revenue shares. While overall audience share is the most frequently published statistic, advertisers are increasingly looking to the demographic and socio-economic sub-groups that make up the overall audience share. Network TEN has attempted to differentiate itself from other broadcasters by focusing primarily on demographics and only secondarily on overall audience share.

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content, appealing predominantly to the under 40’s audience. Local content regulations also place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Everybody Loves Raymond, Becker, Just Shoot Me, The Guardian, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include the sports programs Sports Tonight and RPM, the news program Meet the Press, the afternoon children’s programs Totally Wild and Cheez TV and the breakfast program Good Morning Australia. Entertainment programs commissioned from Australian production companies include The Secret Life of Us, Big Brother, Search For A Supermodel, Neighbours, The Panel and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process and acquires direct interests in the residual revenue generated by these programs in markets outside Australia. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sport is produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is a key partner is the media consortium that won the rights to Australia’s top football code, the AFL, which began this year Network TEN is the major broadcaster, hosting exclusive free-to-air coverage of the finals series, including the Grand Final. Motorsport has surged in popularity through the Network’s coverage of the World Motorcycle Championships, the Indy Cars, the World and Australian Rally Championships and the V8’s.

Australian Out-of-Home and Eye Corp.

Eye Corp is one of Australia’s premier out-of-home advertising companies. In December 2000, Network Ten acquired a 60% interest in Eye Corp and then in August 2002 acquired the remaining 40% interest. The out-of home advertising industry in Australia has achieved significant growth in recent years.

Eye Corp, which was created from the consolidation of several smaller players has become the second largest entity in the marketplace, following APN News and Media Limited, which management estimates controls 40% of the domestic market.

Eye Corp’s operations is comprised of five divisions: (i) Eye Drive, has Australia’s second largest stable of large format outdoor signage, and includes inventory of nearly 400 sites; (ii) Eye Fly, has more than 800 strategically located signs within all of Australia’s domestic and international air terminals, with the exception of Perth international, giving Fly 98% of the Australian airport market; (iii) Eye Shop controls two and half thousand “eyelites” through more than 50 leading centres across Australia and New Zealand; (iv) Adval is a visual merchandising and point-of-sale supplier to leading retailers, and (v) the overseas division has made substantial inroads into southeast Asian markets, including Indonesia, Malaysia, Vietnam and Myanmar, and encompasses large format outdoor advertising and internal airport signage.

Management

John McAlpine is the Chief Executive Officer of Network TEN. Mr. McAlpine entered the television industry in 1970 as a sales executive. He joined Network TEN in Sydney in 1974 and was, prior to his current appointment in July 1997, Network TEN’s General Manager — Network Sales.

The Company’s investment in Network TEN entitles it to designate three members of Network TEN’s 13-member board of directors.

NEW ZEALAND OPERATIONS

New Zealand Television Industry

The New Zealand television industry currently consists of five national free-to-air networks, TV1, TV2, TV3, TV4 and Prime TV and several smaller regional broadcasters. TVNZ (which consists of TV1 and TV2) is government-owned, although it operates as a commercial enterprise. TV3 and TV4, both of which are owned and operated by the Company, are the only privately owned, VHF national commercial broadcast television networks in New Zealand. Prime TV, a company affiliated with Australia’s Nine Network launched its free-to-air service on UHF frequencies in 1998.

SKY Network, the leading pay service operating in New Zealand, operates dual playout signals on both UHF terrestrial frequency and digital satellite DTH. The terrestrial service transmits seven SKY channels while the digital DTH service offers 43 channels. In total, the SKY service has approximately 36% penetration or 503,000 subscribers. Relatively few New Zealand homes have access to cable television. TVNZ and Telstra-Saturn have recently cancelled a previously announced initiative to develop a joint venture digital cable and satellite platform that would have competed with SKY. TVNZ will instead be carried on the SKY Satellite platform from December 1, 2001. TV3 and TV4 have been carried on SKY Satellite since January 2000.

Operating Strategy

TV3 and TV4’s operating strategies are to: (i) focus on mainstream demographics, (ii) improve air time inventory management, (iii) increase broadcasts of certain sports and special events programming and (iv) attract advertiser sponsorship on certain programs. TV3 has also acquired and aired sports and special event programming. With the introduction of TV4, television advertisers have targeted access to the important 15-39 age demographic in urban markets. TV3 and TV4 use programming approaches similar to CanWest’s other operations around the world and target younger viewers. TV3 targets the 18 to 49 year old core demographic group and TV4 aims for an even younger, upbeat audience with programming focusing on comedy, lifestyle and entertainment.

In 1993, TV3 embarked upon a campaign to extend its signal coverage and presently reaches approximately 98% of the New Zealand population. This increase in coverage was funded in part by New Zealand On-Air, a government body established to promote the expansion of broadcasting throughout the country. TV4 reaches approximately 75% of the New Zealand population.

Television Advertising Market

For the twelve months to March 31, 2002, gross television advertising expenditures generated approximately NZ$481 million, representing approximately 32% of total expected advertising expenditures of NZ$1.5 billion.

Television advertising in New Zealand experienced strong growth during the 1991-1997 period, which management attributes primarily to (i) deregulation of the New Zealand economy, which has led to significant increases in advertising expenditures to challenge and protect many long-held New Zealand brand monopolies, (ii) the launch of TV3 in late 1989, which broke a 24-year government-owned television monopoly, and (iii) general improvement in the New Zealand economy. Since 1998 the television advertising market has been relatively constant ranging between NZ$475 million and NZ$501 million.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and TV3 and TV4 of their combined television market share (based on revenue) as estimated by management is set out below:

	Advertising Market Share
	Year ended March 31

	2002	2001	2000	1999	1998
	%	%	%	%	%
TV3/TV4	25.1	24.8	24.7	25.9	29.7
TVNZ	74.9	75.2	75.3	74.1	70.3

Ratings

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

	Audience Share (1)
	Year ended March 31

	2002	2001	2000	1999	1998

	%	%	%	%	%

TV3	23	22	23	23	26
TV4	4	3	3	4	4
TV1	30	33	31	31	30
TV2	31	33	33	32	32
SKY/Other	12	9	10	10	8

Source: AC Nielsen

(1)	Among adults 18 to 49 (Sunday — Saturday 6:00 p.m. to 10:30 p.m.)

Similar to Network TEN’s strategy in Australia, TV3 and TV4 have differentiated themselves from other broadcasters by focusing primarily on demographics and secondarily on audience share.

Programming

TV3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience. This strategy has focused upon increasing the amount of local production, adding sports programming, building evenings with time blocks of compatible programming and encouraging audience loyalty by offering a regular consistent programming format. An important factor in TV3’s audience share growth has been its increased development of domestically produced programs. TV3 has developed and promoted a nightly news hour and the current affairs program 20/20 and 60 Minutes attracted funding from the government production agency, New Zealand On-Air, for developing new domestic programming. Local productions include the popular documentary series Inside New Zealand, Ground Force, Hot Property and Target.

In September 1999, TV3 announced a major sporting rights deal which substantially increased viewership and sales and promotional opportunities. TV3 New Zealand completed a deal with pay TV operator, SKY Television that made the network New Zealand’s leading free-to-air sports broadcaster. Since December 1, 1999, TV3 has carried a comprehensive and exclusive free-to-air schedule of domestic Cricket and Rugby games. The deal with SKY has seen TV3 add extensive coverage of cricket test matches, one-day international cricket, Super 12 rugby matches, and the prestigious international rugby matches featuring the world famous New Zealand All-Blacks. The agreement to broadcast the cricket and rugby matches is part of a larger commercial arrangement between TV3 and SKY offering long-term benefits for both, including carriage of TV3 on SKY’s digital platform.

The deal significantly enhances revenues and is a major draw for audiences throughout the year. It also provides all of CanWest’s media operations in New Zealand with new and beneficial promotional opportunities. TV3 believes that the sports broadcasts help create a solid foundation for future growth.

TV3 and TV4 continue to offer viewers a combination of popular U.S. and foreign programming with excellent domestic productions. Among the shows on the schedule for TV3 this season: Third Rock from the Sun, CSI, That 70’s Show, Alias, Boston Public, Charmed and Sex and The City. TV4 offers a diverse mix of programs such as Buffy the Vampire Slayer, Angel, and 18 Wheels of Justice.

TV3 has developed strong relationships with distributors and major studios to secure ongoing supply of foreign programming including features. These arrangements include Disney, Universal and Carsey-Werner. In addition, TV3 has entered into a multi-year supply agreement with FOX Studios, which provides strong movie titles and series programming.

New Zealand Radio Industry

The New Zealand radio broadcasting industry has been through significant changes commencing with the passing of the Broadcasting Act 1989 (the “1989 Act”) which came into force on July 1, 1989. The 1989 Act repealed the Broadcast Act 1976 which placed restrictions on entry to broadcasting markets.

Among other things, the 1989 Act made it easier for new broadcasters to enter the industry; reduced or removed ownership restrictions; made it is easier for new technologies to be used and new services provided; and in the interests of increasing efficiency, separated the Government’s commercial and non-commercial radio interests. Since deregulation in 1989, there has been a rapid and significant increase in the number of commercial radio stations operating in New Zealand. The total number of commercial radio stations has increased from 56 in 1989, to over 200 today.

The 1989 Act established the Broadcasting Commission and the Broadcasting Standards Authority, provided for election broadcasting and restricted the scope for political intervention in the management or programming of TVNZ and state-owned radio.

The Act and the Broadcasting Standards Authority require radio broadcasters to adhere to industry codes, but these are not unduly restrictive. Licences are issued and technical parameters are controlled by the Ministry of Commerce, but there are no restrictions as to format, style, or content of a radio broadcast, provided it meets the Broadcast Standards for good taste and decency and respects the privacy of the individual.

There are effectively two major groupings of stations, which account for 91% of radio revenues, as follows:

Approximate revenue share

The Radio Network (TRN)	46%
CanWest NZ Radio	45%
Others	9%

100%

Radio Advertising Market

Over the past three years to December 31, 2001, the total radio advertising market grew at an average of 5.1% per annum. For the twelve months ending March 31, 2002, radio advertising generated approximately NZ$196 million, representing approximately 13% of total advertising expenditures.

CanWest NZ Radio

CanWest entered the radio business in 1997 when it acquired nine radio stations in the metropolitan markets of Auckland, Wellington, Christchurch, Dunedin and Hamilton reaching approximately 65% of New Zealand’s population. The success of these stations resulted from developing top talent in all areas of the operation backed by extensive audience and radio media research, which experienced radio executives use to develop strong brand identities.

During May 2000, the Company acquired a 72% share of RadioWorks New Zealand Limited, a New Zealand stock exchange listed national radio operator. The remaining 28% was purchased in January 2001. CanWest NZ Radio now operates four national network stations and 22 local or regional stations under the RadioWorks brand. The four national networks are Radio Pacific, (AM) (a talkback format) targeted at the older demographic; Solid Gold (FM) (a classic hits format also targeted at the older demographic); The Rock (FM) (targeted to mainly males in the 18-34 age group; and The Edge (FM) (a contemporary station targeting a young audience with current hits). The 22 local stations cover various cities and towns across the country. They operate under specific location brand names and are mainly adult contemporary in format, targeting a “middle market” position. Management estimates RadioWorks’ signal reaches 99% of the New Zealand population.

With the purchase of RadioWorks, CanWest’s NZ Radio now covers both urban and rural markets and virtually the full range of formats.

The group has made good progress with the full integration of all radio properties. This integration process has achieved synergy benefits, including both revenue gains and cost savings. Operationally, CanWest NZ Radio has the best operating and profit margins in the industry in New Zealand.

Ratings

In the recent September 2002 surveys of New Zealand’s largest markets, Canwest had the number one music stations in Christchurch, Dunedin and Hamilton, and the number two music station in Wellington and the number three music station in Auckland.

New Zealand Management

The Company’s New Zealand television and radio operations are led by Brent Impey as Group Chief Executive, who, prior to his appointment in 2000, was CEO of More FM and, prior to his appointment to More FM in 1998 was Executive Director of the Radio Broadcasters Association of New Zealand, and a lawyer specializing in media law.

TV3 and TV4 are managed by a team with extensive experience in the broadcasting and media industries. The Managing Director is Rick Friesen. Prior to his appointment in September 2000, Mr. Friesen was General Manager of Global Atlantic in Canada. Mr. Friesen has over 25 years experience in television.

IRISH OPERATIONS

Irish Television Industry

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, Net 2 and TG4 , which are all available off-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned independent commercial television channel in the Republic of Ireland. TV3 targets the 15-44 age groups and is a full service free-to-air television network offering a mix of domestic and foreign general entertainment programming.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBCI, BBC2, ITV (Channel 3), Channel 4 and Channel 5 are available to some or all Irish viewers off-air, satellite to cable or MMDS. In addition, Sky One and other pay services are available on cable, MMDS or satellite. In April 2002 the four Irish terrestrial channels, including TV3, were made available on the “family package” offered by Sky Digital Satellite in the Republic. The addition of Sky satellite distribution added to the 92% terrestrial coverage of TV3, making it technically available to essentially every Irish home.

TV3 is available to approximately 65% of Northern Irish homes off air and enjoys target audience shares equal to the other Irish Republic channels RTE One and Net 2.

Overall, approximately 58% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 76% in the major urban markets, including Dublin.

Advertising Market

In 2001, television advertising expenditures in the Republic of Ireland were expected to have generated approximately €155 million, representing approximately 23% of total advertising expenditures of €686 million. In addition, there are additional expenditures on advertising in Northern Ireland on services, which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic. This expenditure is estimated at approximately €35 million annually.

The Irish advertising market has grown substantially over the last five years. TV3, in its fourth year, experienced revenue growth of 28% in fiscal 2002 compared to fiscal 2001.

Ratings

TV3 Ireland has quickly demonstrated the need for a third mainstream station. It has filled the gap between RTE’s older audience and Net 2’s youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels each month.

After four years on-air, TV3 Ireland has achieved a significant share of the market, exceeding that of the established and successful British channels. In the year just completed, TV3 continued as Ireland’s second most viewed channel for its target demographic.

Peak Audience Share
Network	Summer 2002

TV3	15%
RTE1	23%
Net 2	14%
UTV	10%

Source: AC Nielsen audience share: 15 – 44 (Monday to Sunday 6:00 pm – 11:30 pm) June/July 2002

Programming

TV3 Ireland offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic programming and foreign programming.

TV3 Ireland’s programming is targeted to the 15 – 44 age group, audiences which are in high demand by Irish advertisers and which TV3 Ireland has proved to have been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Sex and the City, South Park, Malcolm in the Middle, and currently the most popular non U.K. acquired series Law and Order: Special Victims Unit. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as Men in Black, Face Off, Jackie Brown and more.

In 2001, as part of the agreement by which Granada acquired an interest in TV3, two new titles to TV3, Coronation Street and particularly Emmerdale, which is new to Irish broadcasting at 7:00 p.m., have improved the audience share for the 7:00 to 8:00 p.m. time-band and have greatly enhanced viewing to later programs. Other Granada products, like Heartbeat and Cold Feet, have further improved the channel. Support for TV3 Ireland’s coverage of Europe’s prime club soccer tournament, the UEFA Champions’ League has increased, with particularly good audiences for the season that began in September 2001. During the year TV3 also completed at four-year agreement to broadcast Ireland home international soccer matches on a taped live basis. The agreement also provides TV3 access to broadcast a minimum of five important senior domestic soccer matches each year. Coupled with the recent renewal of Champion’s Leagues telecasts from 2003 to 2006, TV3 has the best in Irish and European professional soccer to offer viewers and advertisers.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2002 invested almost twice as much in homegrown production than it did in programming acquired from outside the country. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic News Specials, and Ireland AM, Ireland’s first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a weekday live, magazine and lifestyle program. Building on its success, the program was expanded to three hours daily, now 7:00 a.m. to 10:00 a.m. Agenda, a weekly one-hour live program focusing on politics and money was again recently critiqued as Ireland’s best current affairs program. The network has broadcast a number of Irish award ceremonies recognizing the talents of Irish actors and musicians, including The Irish Theatre Awards, and the Buzz music awards, broadcast from Belfast. As part of the strategy to build a strong inventory of Irish dramatic programs, TV3 continues to actively invest in Irish theatrical productions. TV3 recently invested in a re-creation of the events of “Bloody Sunday”, a pivotal event in modern Irish history, Map Maker, a modern day Irish love story, and the Irish film Watermelon, bringing total independent Irish film investment budgets to over €7 million. These movies will be broadcast on TV3 in the next few years. Other drama co-production initiatives continue to be explored.

Management

TV3 Ireland has entered into a service agreement with CanWest pursuant to which CanWest provides certain management services to TV3 Ireland.

Mr. Rick Hetherington serves as TV3 Ireland’s Managing Director and Chief Executive Officer. Prior to his appointment, Mr. Hetherington served as General Manager and Director of Marketing at Global Winnipeg, CanWest’s television station in Winnipeg, Canada.

The Company is entitled to designate three members of TV3 Ireland’s 9-member board of directors. The Company’s nominees are currently Messrs. Tom Strike, Leonard Asper and Rick Hetherington.

To assist with the conduct of business between meetings of the board, the board has established an executive committee of three members, including representatives of each the three shareholder groups. The CanWest nominee is Tom Strike.

NORTHERN IRELAND — UTV

Headquartered in Belfast, UTV is the ITV television service provider in Northern Ireland. It first went on the air in 1958, and over the past 44 years, has firmly positioned itself as the number one regional television network in Northern Ireland. With a strong focus on meeting the distinctive viewing needs and preferences of its audience, UTV enjoys a viewing share in excess of 40% (all times) and approximately 45% in the 6 p.m. to 11 p.m. time period.

Its strong regional identity is reflected not only in the programs being shown, but also in the tone, style and nature of the presentation of the service, which is targeted primarily at a younger demographic audience. Regional programming is the mainstay of UTV’s service and over the years has been the driver of the network’s solid ratings figures.

UTV is also an internet service provider under the brand “UTV Internet” and recently entered the telephone service reselling business. In the past few years, UTV has also invested in radio stations in both Limerick and Cork, in the Republic of Ireland.

The Company has a 29.9% equity interest in UTV, and does not currently have representation on the UTV board.

EMPLOYEES

The Company’s Canadian television operations employ approximately 1,934 people on a full-time and full-time equivalent basis. Approximately 57% of the Company’s Canadian broadcasting employees are employed under a total of 15 collective agreements, 12 of which are with the Communications, Energy and Paperworkers Union of Canada. Four of these agreements were renegotiated in 2002, and four are in negotiation or conciliation. In 2003, three agreements will expire.

CanWest Publications has approximately 6,517 full-time and full-time equivalent employees. Approximately 50% of these employees are employed under a total of 57 collective agreements. Eleven of these collective agreements expire in 2003 and are in negotiation, and 23 expire in 2004. In general, the Company’s collective agreements cover operations at particular publications or business locations, rather than multiple locations.

Canadian newspaper operations experienced two work stoppages in the year. Collective bargaining in Vancouver between the Pacific Newspaper Group and the CEP, Local 2000, representing 1050 employees commenced during the month of October 2001 for the renewal of the 1998 — 2001 collective agreement. After continuous bargaining, the CEP, Local 2000 engaged in strike activity on July 1, 2002 affecting the publication of The Vancouver Sun and the Province newspapers. The parties reached a settlement on July 18, 2002 and both newspapers resuming publication for the July 22, 2002 editions. The term of the new collective agreement runs to November 30, 2004. Operations at the Pacific Newspaper Group have since been without disruption and no significant labour issues have developed as a result of the dispute.

The second work stoppage occurred in Victoria at the Times-Colonist. Collective bargaining commenced in April 2002 to renew agreements expiring December 31, 2001. Four unions representing 300 employees went on strike from September 2, 2002 to November 4, 2002. The term of the new collective agreement runs to December 31, 2004. Operations have returned to normal with no further disruption expected.

In Australia, Network TEN and Eye Corp. employ a total of approximately 1,021 full-time employees and management estimates 30% are represented by labor unions.

In New Zealand, TV3 and TV4 have 309 employees, and CanWest NZ Radio has 560 employees. In the Republic of Ireland, TV3 has 155 employees. None of the Company’s employees in New Zealand or the Republic of Ireland are represented by trade unions.

Fireworks employs 73 full-time employees.

CanWest employs approximately 49 people at its corporate and international offices. The Company’s Business Services Centre, including finance and information technology services, employs 122 people, and Reach Canada employs 23 people and subcontracts the balance of its human resource requirements.

Collective bargaining agreements to which the Company is subject vary as to the number of employees covered and content. The Company believes it has satisfactory relationships with unionized and non-unionized employees.

GENERAL

Intellectual Property

CanWest uses a number of trademarks and domain names for its products and services. Many of these trademarks and domain names are registered in the relevant jurisdictions. In addition, the Company has legal rights in the unregistered marks arising from their use. The Company believes its trademarks are adequately protected.

Television programming and motion pictures are granted legal protection under the copyright laws of the various countries in which CanWest operates, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of newspapers, business publications and websites is similarly protected by copyright. The Company owns copyright in each of its publications as a whole, and in all individual content items created by employees in the course of their employment, subject to very limited exceptions. The Company has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the needs of publishing operations. The Company believes it has taken appropriate and reasonable measures to secure, protect and maintain rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content it produces or distributes.

Environmental Protection

Substantially all operations are subject to laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. The Company believes all of its operations are in compliance with applicable environmental protection laws and its own internal environmental compliance standards. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon the Company’s business.

Legal Proceedings

From time to time, the Company may be a party to various legal proceedings arising in the ordinary course of business. The Company does not expect any of these proceedings will have a material adverse effect on its business, financial condition or results of operation.

CanWest Broadcasting Limited (“CBL”)

On March 5, 2001, certain plaintiffs who owned a 29.33% interest in CBL filed a statement of claim against the Company, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arms’ length contracts. They are seeking, among other things, damages of $345.0 million (including aggravated and punitive damages).

While the results of litigation are inherently uncertain, the Company believes the allegations are substantially without merit and intends to vigorously defend it.

At the time of the commencement of the action, the Company owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of the Company’s indirect wholly-owned subsidiaries. Under the terms of the amalgamation agreement, the Company received all of the shares of the amalgamated corporation and the minority shareholders of CBL received Series 2 Preference shares of the Company. CanWest has the option, exercisable for twelve months following the completion of the determination of the net sale proceeds from the sale of CKVU, to redeem the Series 2 Preference shares for cash or to convert the Series 2 Preference shares into Subordinate Voting shares at the then market price of the shares. The aggregate redemption or conversion price, as the case may be, will be 29.33% of an amount equal to the net after tax proceeds from the sale of CKVU, and the value of the Manitoba and Saskatchewan television stations, after certain other adjustments all determined in accordance with the conditions attached to the Series 2 Preference shares. The Company expects the redemption or conversion to take place within the next fiscal year. The former minority shareholders of CBL did not exercise their dissent rights with respect to the amalgamation, however they have amended their statement of claim to allege, among other things, that the amalgamation was oppressive and to request fair value for their former shares of CBL.

REGULATION

Canadian Television

Canadian television broadcasting, including specialty cable television broadcasting, is regulated principally by the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which, among other things, administers the Broadcasting Act, grants and reviews broadcasting licences, approves certain changes in corporate ownership and control, and establishes and oversees compliance with regulations and policies concerning broadcasting, including various programming requirements, subject to certain directions from the federal cabinet.

A House of Commons committee is undertaking an 18-month study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives. The committee is studying issues including media ownership, Canadian content and the administration of broadcasting policy.

Ownership and Control

The Canadian government, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting licence to an applicant that is a non-Canadian. Canadian, a defined term within the CRTC Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation the directors of which are appointed or designed by statute or governmental authorities, or a mutual insurance company, pension fund society or cooperative of which 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer or other presiding officer and 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares are beneficially owned and controlled, directly or indirectly, by Canadians. In addition, in order for a subsidiary to be a qualified corporation, Canadians must beneficially own and control, directly or indirectly, not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes of the parent company that controls the subsidiary and neither the parent company nor its directors or similar officers may exercise control or influence over any programming decisions of the subsidiary. There are no specific restrictions on the number of non-voting shares that may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting licence must not otherwise be controlled in fact by non-Canadians, a question of fact, which may be determined by the CRTC in discretion.

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the broadcasting undertaking of a licensee, (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person that has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% of more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if a transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person that has, directly or indirectly, effective control of the licensee, the CRTC must be given notice of the transaction. If a transaction increases control to over 40%, the CRTC must be notified.

To enable CanWest to ensure continuing compliance with the CRTC Direction, the CRTC regulations and the conditions of its Canadian broadcasting licences, the issue and transfer of CanWest’s preference shares, subordinate voting shares and multiple voting shares and the conversion of CanWest’s non-voting shares, multiple voting shares or preference shares into subordinate voting shares are constrained by CanWest’s articles.

Canadian Programming Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to the requirement that, over the broadcast year and over any six month period specified in the licence, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18 hour period between 6:00 a.m. and 1:00 a.m.) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, at least 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in their conditions of licence. Broadcasters are required to broadcast a minimum of eight hours per week of priority programming during prime time (7:00 p.m. to 11:00 p.m.). Priority programming includes Canadian-produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming.

Advertising

The CRTC also regulates the quantity and content of television advertising. A television licensee may not, during any clock hour, broadcast more than twelve minutes of advertising, subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. Advertising content is regulated by various federal and provincial statues and regulations, as well as by standards in the Canadian television broadcasting industry.

Licensing

The CRTC has responsibility for the issuance, amendment and renewal of Canadian broadcasting licences. A television broadcasting licence grants the right to a broadcaster to transmit a television signal on a defined frequency within a defined geographic area and at a defined power level. Subject to being distributed as a “distant signal” by a distribution service such as cable or direct-to-home satellite service, it defines the geographic area capable of being reached by the broadcaster. The CRTC may also grant licences for rebroadcast transmitters to relay a particular signal to other areas. A specialty cable television licence grants the right to a broadcaster to transmit programming to the public through a distribution service such as cable or direct-to-home satellite service. Broadcasting licences may be issued for periods not exceeding seven years and are usually renewed, except in cases of a serious breach of the conditions attached to the licence or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a licence and may hold public hearings in other circumstances.

In order to conduct business, CanWest must maintain its licences in good standing. Failure to meet the terms of licences may result in their short-term renewal, suspension, revocation or non-renewal. Conditions may be imposed by the CRTC on broadcasting licences that may affect the licensee’s profitability. Licensees of distribution services must also meet technical certification requirements under the Radiocommunication Act (Canada).

All of the Company’s licences are in good standing and the Company is confident of its ability to continue to satisfy the terms of all related undertakings. Licences and their respective dates of renewal are as follows:

Station
Global Television Network:
Global Vancouver	CHAN	August 31, 2008
Global Halifax	CIHF	August 31, 2008
Global Saint John	CIHF-2	August 31, 2008
Global Quebec	CKMI	August 31, 2008
Global Calgary	CICT	August 31, 2008
Global Edmonton	CITV	August 31, 2008
Global Winnipeg	CKND	August 31, 2008
Global Saskatoon	CFSK	August 31, 2008
Global Regina	CFRE	August 31, 2008
Global Lethbridge	CISA	August 31, 2008
Global Ontario	CIII	August 31, 2008
Independent Stations:
CJNT Montreal, Quebec	CJNT	August 31, 2007
CHCH Hamilton, Ontario	CHCH	August 31, 2008
CHEK, Victoria, British Columbia	CHEK	August 31, 2008
CBC Affiliates:
CHBC Kelowna, British Columbia	CHBC	August 31, 2008
CKRD Red Deer, Alberta	CKRD	August 31, 2008
Specialty Cable Channels:
Analog:
Global Prime	Global Prime	August 31, 2003
Digital:
mentv (49% interest)	Category 1	August 31, 2007
Mystery (45.05% interest)	Category 1	August 31, 2007
Lonestar	Category 2	August 31, 2007
DejaView	Category 2	August 31, 2007
Fox Sports World Canada	Category 2	August 31, 2007
Xtreme Sports	Category 2	August 31, 2007

All licences and related CRTC decisions are available for public review.

The Company believes it enjoys good relations with the CRTC and all other regulatory bodies that govern its operations. All of its licences have been renewed since the granting of its first licence in 1974. The CRTC considered the licence renewals of all of the Global Television Network stations in spring 2001 under new group licensing procedures. These licences were renewed effective September 2001 for the maximum term, which is seven years.

Cross-Ownership Issues

Although the Broadcasting Act and its regulations and policies do not require the CRTC’s approval of a broadcaster’s purchase of an unregulated media entity such as a newspaper, the CRTC may consider the issue of a cross-media ownership when granting or renewing broadcasting licences. The CRTC has a broad mandate to regulate and supervise all aspects of the Canadian broadcasting system, to provide for and encourage the expression of a diversity of voices within the broadcasting system and to prevent or address the emergence of any undue competitive advantage on behalf of one licensee. As such, the CRTC may be concerned about the level of diversity among the media voices available in the geographic markets where cross-ownership occurs and may choose to accept safeguards or implement conditions in the Company’s licences to ensure a level of diversity and prevent any undue competitive advantage. Whether the CRTC will be concerned about the level of diversity will depend upon a number of factors, including the definition of the relevant geographic market in which diversity is measured and the number of participants in the market. The CRTC has wide discretion in determining what constitutes the relevant market. The CRTC examined cross-ownership issues at the recently completed group licence renewal hearings.

At the renewal of the Company’s broadcasting licences and in response to potential concerns about diversity or undue competitive advantage, the CRTC attached a condition to the Company’s group licence which requires a code of conduct be followed respecting the maintenance of separate management over the television and print news operations. The CRTC could refuse to renew a licence or to grant new licences based on the concerns about diversity or undue competitive advantage.

While there are currently no specific prohibitions on the cross-ownership of television stations and other media properties in Canada, the House of Commons committee reviewing Canada’s broadcasting system and the Broadcasting Act has announced that it will study patterns of media ownership, cross-media ownership and vertical integration as part of its review.

Canadian Publishing

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provision of the Income Tax Act (Canada). The Income Tax Act limits the deductibility by Canadian taxpayers of advertising expenditures that are made in newspapers other than “Canadian issues of Canadian newspapers”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company, must be a least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All the Company’s newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, the Company’s advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

Australian Television

The Broadcasting Services Act (Australia), (“BSA”) regulates the commercial television industry in Australia. Under the provisions of the BSA, the Australian Broadcasting Authority, (“ABA”) has responsibility for planning and licensing, programming and content standards, ownership and control of commercial broadcasting services, complaints handling and administering the allocation of broadcasting frequency spectrum.

Ownership and Control

The BSA prohibits non-Australian persons from being in a position to exercise control, either alone or together with associates, over commercial television broadcasting licences. Control is very widely defined and includes the capacity to veto or exercise restraint over a substantial issue affecting the management of affairs of a corporation holding a licence.

The BSA limits foreign ownership of commercial television licences by any one person and its associates to 15% of the shares of any television licensee or of the voting rights or rights to distributions by way of dividend or a winding up of the licensee, because the BSA deems any person who has more than 15% interest of this type to “control” the television licensee. This limit increases to 20% for a combined interest holding for two or more persons. An interest in shares, voting or distribution rights of this nature is referred to as a “company interest”. Interests of this kind are also traced on a proportionate basis through a chain of companies or other entities, so that a person with a company interest in CanWest would also be considered to have a company interest in Network TEN. In addition, if foreign persons acquired company interests directly or indirectly in other shareholders of Network TEN (including through interests in other companies such as TEN Network Holdings Limited, a company listed on the Australian Stock Exchange, those interests would be traced on a proportionate basis through those corporate chains and aggregated with those persons’ existing interests for the purposes of determining compliance with the 15% and 20% thresholds.

The BSA also includes provisions that limit cross-ownership between commercial television licences, radio licences and newspapers within the same licence area.

The audience reach limitations of the BSA prevent a person from being in a position to exercise control of television licences with a combined audience reach of more than 75% of the Australian population, although it is possible for a person to supply programming (through affiliates or otherwise) to achieve greater audience reach. Furthermore, a person must not be in a position to control more than one licence in the same licence area.

In April 2000, the Australian Productivity Commission released a report recommending changes to Australian broadcast regulations. The report recommended the repeal of all restrictions on foreign investment, ownership and control in the BSA and a relaxation of cross-media ownership rules, subject to the insertion of a media-specific public interest test in the Trade Practices Act (Australia). The Commission stated that the easing of foreign ownership restrictions and the entry of competitive international capital are essential before cross-ownership restrictions were removed. The Commission also noted that the convergence of various media was making the present restrictions outmoded. The Broadcasting Services Amendment (Media Ownership Bill), which encapsulates the recommendations made in this report, is presently before Parliament for debate. There is, however, no guarantee that it will be passed.

Content and Advertising

The ABA imposes mandatory transmission quotas for Australian content and other more specific quotas for Australian drama, children’s programming and documentaries. A minimum of 55% of programming broadcast between 6:00 a.m. and 12:00 midnight must be “produced under Australian creative control.”

The Australian commercial television industry is also subject to the Commercial Television Industry Code of Practice, which has been developed by the Federation of Australian Commercial Television Stations in conjunction with the ABA. The industry’s code pertains to matters such as the classification of programs and program promotions, the content of news and current affairs programs and the content, placement and amount of advertisements, as well as handling of complaints on code matters.

The broadcasting of commercials and program promotions is limited under the Code of Practice to an average of 13 minutes per hour from 6:00 p.m. to 12:00 midnight and an average of 15 minutes per hour at other times. The exception to this is certain children’s programming which is regulated by the ABA’s Children’s Television Standards.

Digital Television

The Australian government has passed legislation that requires national television networks to commence broadcasting on new digital channels beginning on January 1, 2001. Over-the-air broadcasters will be required to simulcast both digital and analog services until 2008, or such time as determined by further review, scheduled to commence prior to 2005. Over-the-air broadcasters are not permitted to provide multiple channels or over-the-air subscription broadcasting services until the end of 2005. In view of this legislation and the investment and expense involved for existing broadcasters, the government has determined that no new commercial television licences will be issued before December 31, 2006.

Network TEN has undertaken a major implementation plan to establish the infrastructure and operations necessary for digital terrestrial broadcasting and commenced digital broadcasting on January 1, 2001.

General Regulatory Obligations

In addition to the regulatory framework specific to broadcasting, the television industry is also governed by general legislation that applies to all industries. This includes the Trade Practices Act, which primarily deals with anti-competitive conduct and consumer protection, and the Foreign Acquisitions and Takeovers Act (Australia), which provides the Federal Treasurer with the power to prohibit acquisitions by foreign persons of Australian companies and assets where the acquisition is considered to be contrary to the national interest.

Licensing

The ABA grants commercial television licences only to companies incorporated in Australia. Commercial television licences granted by the ABA remain in force for five years, subject to compliance with the BSA, and are renewed at the request of the licence holder if the licensee is considered suitable by the ABA to continue to hold a licence.

The following table sets forth the licences held by Network TEN and their respective dates of renewal:

	Call Sign	Due for Renewal

Sydney	TEN	2007
Melbourne	ATV	2007
Brisbane	TVO	2007
Perth	NEW	2007
Adelaide	ADS	2004

New Zealand Broadcasting

The New Zealand broadcasting industry was deregulated in 1989. Current broadcasting laws are primarily concerned with the maintenance of broadcasting standards in New Zealand and do not contain restrictions on foreign ownership, cross media ownership or domestic content quotas. Other general legislation concerning foreign investment in New Zealand may, however, have some effect on proposals by non-New Zealand persons to acquire companies in New Zealand.

TV3 operates under a broadcast licence issued in 1995 and TV4 operates under a broadcast licence issued in 1994. Both licences were granted for a 20-year period and have similar terms and conditions. CanWest Radio NZ and RadioWorks each hold broadcasting licences that will expire in 2011.

Under New Zealand law, television and radio broadcasters are required to report their annual operating revenue to the New Zealand Broadcasting Standards Authority and, if that operating revenue exceeds NZ$500,000 in any year, they are required to pay a levy of 0.00051% of that revenue, plus applicable taxes.

Republic of Ireland Television

Television broadcasting in the Republic of Ireland is regulated by the Office of the Director for Telecommunications Regulations and the Broadcast Commission of Ireland, or the BCI, pursuant to the Broadcast Act, 2001 and the Broadcasting Authority Acts, 1960 to 1990. The broadcasting industry is also overseen by the Minister for Public Enterprise; the Minister for Communication and the Environment; the Broadcasting Complaints Commission; the Irish Competition Authority; and is guided by European Union Directives.

Licensing

The Office of the Director for Telecommunications Regulation issues television broadcasting licences to the BCI, which then contracts with television program service providers. Under the Broadcast Act, 2001, TV3 has been awarded broadcast spectrum in the event a national Digital Terrestrial Television platform is built, which would enable TV3 to supply digital and other services.

TV3 has entered an agreement with the BCI providing TV3 with the right to operate its television service and sets forth certain restrictions on the manner in which TV3 will conduct business. The contract expires in September 2008 and provides for automatic renewal of the contract for an additional ten years unless TV3 is in breach of the contract or suffers some form of insolvency event.

Ownership and Control

The BCI has the right to approve any changes to TV3’s articles of association, directors and senior management. The BCI also has the right to approve material changes in the ownership of TV3 and any related shareholders agreement. The BCI must approve any transfer of TV3 shares to a person deemed to be a “media operator,” non-European Union persons and certain others. A “media operator” includes any person who is a television or radio broadcaster, a cable operator, a program production company, a newspaper, a news magazine, an advertising agency and certain other persons. There is no express regulatory prohibition on a non-European Union person controlling TV3. However, the Company believes it is unlikely the BCI would approve the Company or any other non-European Union person acquiring more than a 45% interest in TV3.

Advertising

The BCI and other regulators regulate the quantity and content of television advertising. Under the terms of TV3’s agreement with the BCI, TV3 may broadcast commercials for an average of 15% of its broadcast day (or an average of nine minutes per hour), with a maximum of ten minutes in any single hour.

Programming

In accordance with European Union Directives, a minimum of 50% of TV3’s programming must be of European Union origin. In addition, TV3’s agreement with the BCI requires that in 2002-2003 a minimum of 25% of its content must be of Irish origin TV3 has consistently over delivered on its Irish origin programming commitment.

Northern Ireland Television

Commercial television broadcasting in the United Kingdom (including Northern Ireland) is regulated by the Independent Television Commission, or the ITC, under the Broadcasting Act 1990, as amended.

Licensing

The ITC issues broadcasting licences under the Broadcasting Act 1990. UTV holds a regional licence for Northern Ireland that expires on December 31, 2009.

Foreign Ownership Restrictions

Under the Broadcasting Act 1990, no licence of the type held by UTV may be held or controlled by an individual who is not either (i) a national of a European Union member state and ordinarily resident within the European Community, or (ii) a national of the United Kingdom, the Isle of Man and the Channel Islands. In addition, no such licences may be held by a body corporate which is not either (i) formed under the laws of a European Union member state and has its registered or head office or principal place of business within the European Community, or (ii) is formed under the law of the Isle of Man or the Channel Islands.

Other Ownership Restrictions

The Broadcasting Act 1990 imposes several additional restrictions on holding or controlling broadcast licences. These restrictions include prohibitions against (i) the ownership of multiple television stations, (ii) the cross-ownership of television stations and radio stations serving a particular market, and (iii) the cross-ownership of television stations and newspapers.

Content Quotas

In accordance with the terms of its licence, in each calendar year, a majority of UTV’s programming must be of European Union origin, a minimum of 25% of UTV’s programming must be independent productions, and a minimum of 65% of UTV’s programming must be originally commissioned or produced for UTV or another ITV affiliate.

INVESTMENT CONSIDERATIONS AND RISK FACTORS

Prospective investors should carefully consider the following investment considerations and risk factors prior to any purchase of shares of the Company.

Multiple Class Stock; Control of the Company by Holder of Multiple Voting Shares

The Company’s equity shares are divided into four classes – the Multiple Voting Shares, the Subordinate Voting Shares, the Non-Voting Shares and the Preference Shares, which are issuable in series. Two series of Preference Shares have been designated, being the Series 1 and the Series 2 Preference Shares. No Series 1 Preference Shares are currently outstanding. Each class or series of shares has different voting rights. Holders of Non-Voting Shares are not entitled to vote, except where class voting is required by Canadian law, which occurs primarily where fundamental changes are proposed which affect a particular class of shares differently from another. The Multiple Voting Shares and Subordinate Voting Shares are convertible on a one-for-one basis into Non-voting Shares at the option of the holder. The Series 2 Preference Shares are redeemable for cash or convertible to Subordinate Voting or Non-Voting Shares, at the option of the Company, based on a valuation including, among other factors, the net proceeds from the sale of CKVU. (See “Legal Proceedings – CanWest Broadcasting Limited (“CBL”)”). Holders of Subordinate Voting Shares are entitled to one vote per share, holders of Multiple Voting Shares are entitled to ten votes per share, and holders of Series 2 Preference Shares are not entitled to vote. Holders of Multiple Voting Shares and Subordinate Voting Shares vote together as a single class on all matters submitted to a vote of shareholders, except where class voting is required by Canadian law.

As of the date hereof, CanWest Communications Corporation owns all of the Multiple Voting Shares and 3,462,874 Subordinate Voting Shares, representing approximately 89% of the total votes.

The voting rights of the Non-Voting Shares and the Subordinate Voting Shares in comparison with the voting rights of the Multiple Voting Shares may render more difficult or discourage a tender offer or other transaction involving an actual or potential change of control of the Company. Moreover, the Broadcasting Act (Canada) (the “Broadcasting Act”) and the regulations thereunder require the prior consent of the CRTC to any change in control of the Company. See also “Voting Shares” and “Non-Voting Shares” in the Management Information Circular dated November 27, 2002.

Financial Condition

The Company has a substantial amount of debt. As of August 31, 2002, it had $3.5 billion in long-term debt including $948.6 million of junior subordinated notes which bear interest in kind to November, 2005. The Company’s total leverage, under the terms of its senior credit facility (which exclude the junior subordinated notes so long as they bear interest in kind), was 5.25 times, with a covenant of 5.75 times.

The Company has scheduled annual repayments beyond August 2002 under its senior credit facility as follows:

Fiscal 2003 and 2004	$127 million
Fiscal 2005	$166 million
Fiscal 2006	$205 million
Fiscal 2007	$192 million
Fiscal 2008	$627 million
Fiscal 2009	$352 million

The Company’s substantial indebtedness could limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; increase it’s vulnerability to general adverse economic and industry conditions; place the Company at a competitive disadvantage compared to its competitors; and limit the Company’s ability to borrow additional funds.

Competition

The broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; online interests; direct mail; and other communications and advertising media that operate in the Company’s markets. The Company’s competitors include both privately owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and the Company’s competitors increasingly include market participants with interests in multiple industries and media. Accordingly, there is no assurance that existing and future competitors will not pursue or be capable of achieving business strategies similar and competitive to CanWest’s. Some competitors have greater financial and other resources than the Company. The Company’s ability to compete successfully depends on a number of factors, including the ability to secure popular television programs and higher quality editorial content, the ability to achieve high distribution levels and subscriptions and the Company’s ability to generate advertising revenue. There is no assurance that the Company will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on the Company.

Alternative Technologies

The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission and which could have a material adverse effect on the business, financial condition or results of operation of the Company. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Further, in each of the Company’s broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. The Company may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and the Company’s ability to fund such implementation may be limited and could have a material adverse effect on its ability to successfully compete in the future.

Economic Cycles

The Company’s business is cyclical in nature. The Company depends upon the sale of advertising for a substantial portion of its revenue, and operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, newspaper publishing is both capital and labour intensive and, as a result, newspapers have relatively high fixed cost structures. During periods of economic contraction, revenue may decrease while some of the Company’s costs remain fixed, resulting in decreased earnings. Similarly, because a substantial portion of the Company’s revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, the Company’s business, financial condition or results of operation could be materially adversely affected by a downturn in the retail sector.

The Company’s business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Labor Issues

The Company has a significant number of employees that are represented by collective agreements. Any strikes or other forms of labor protest could disrupt operations and could have a significant effect on the Company’s business. The Company’s television station CHAN in Vancouver, and certain of the Company’s newspapers (The Vancouver Sun, The Province, Calgary Herald, The Standard, the Ottawa Citizen, and the Victoria Times Columnist) have each been subject to a strike over the past five years. These strikes have ranged in duration from three weeks (at The Standard) to approximately six months (at the Calgary Herald).

Programming Costs

The most significant cost of broadcasting television operations is programming. Purchased programming costs represent approximately 50% of the total operating costs of Global Television. There can be no assurance that the broadcast operations will not be exposed in the future to volatile or increased programming costs that may adversely affect the Company’s operating results. Developments in cable and satellite distribution could affect both the availability and the cost of programming and increase competition for advertising expenditures. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict accurately how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that would increase operating costs.

Newsprint Costs

Newsprint expense represents one of the largest raw material expenses and, after wages and employee benefits expense and programming acquisition costs, is the Company’s most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of publishing operations. Newsprint expenses represented approximately 9% of the Company’s total operating costs for the year ended August 31, 2002, and newsprint costs were, on average, 14% lower than in the prior fiscal year. The Company uses approximately 200,000 tonnes of newsprint a year. There is no assurance that the publishing operations will not be exposed in the future to volatile or increased newsprint costs that could have a material adverse effect on the Company.

Restrictions on Non-Canadian Ownership of the Company’s Securities

Under a Canadian government direction to the CRTC (the “CRTC Direction”), issued by the Canadian federal cabinet pursuant to the Broadcasting Act (Canada), the Canadian licences granted to the Company may not be renewed if more than 33 1/3% of the Company’s voting shares are held directly or indirectly by non-Canadians. Furthermore, the CRTC may decide not to issue or renew the Company’s broadcasting licences were it to determine, for any other reason, that the Company is effectively owned or controlled by non-Canadians.

For purposes of the CRTC direction, (i) “Canadian Holder” means a registered holder of the Preference Shares, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares who is a Canadian (as defined in the CRTC Direction) and holds such shares on behalf of one or more Canadians who beneficially own and control, directly or indirectly and otherwise than by way of security, such shares and (ii) “Non-Canadian Holder” means a registered holder of Preference Shares, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares that is not a Canadian Holder.

To enable the Company to ensure continuing compliance with the CRTC Direction and the conditions of its Canadian licences, the issue and transfer of the Voting Shares of the Company are constrained by the Company’s articles of incorporation. Upon a transfer of Subordinate Voting Shares, or a conversion of Non-Voting Shares, each shareholder is required to submit to the Company or its agent a declaration as to, among other things, the shareholder’s citizenship. See also “Narrative Description of the Business — Regulation – Canadian Television”.

Government Regulation

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, renewal, transfer and ownership of broadcast licences in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming, the timing, content and amount of commercial advertising and the amount of foreign versus domestically produced programming. In many countries, including Australia, Canada, Ireland and Northern Ireland, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses. In some countries, there are also restrictions on cross media ownership between television, commercial radio and newspapers. While the Company believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that regulatory authorities will not take a different position or that more restrictive laws, rules, regulations or enforcement policies will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company’s business or prospects. There can be no assurance that the broadcasting licences will be renewed following the expiration of their respective terms. See also “Narrative Description of the Business-Regulation”.

The Commissioner under the Competition Act (Canada) retains the right to challenge the acquisition of CanWest Publications at any time up to three years after November 16, 2000

Under the Competition Act, a proposed transaction satisfying prescribed thresholds is subject to mandatory pre-merger notification to the Commissioner of Competition and observance of a prescribed short-form or long-form waiting period during which the parties are prohibited from closing the proposed transaction. Where the Commissioner determines that the proposed transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal for an order prohibiting it or an order permitting it provided certain assets are divested and other conditions are satisfied. Where the Commissioner has not made such a determination, the Commissioner typically advises the parties in writing that, at that time, the Commissioner will not apply to the Competition Tribunal for an order in respect of the proposed transaction. The Company filed the necessary notifications and received a “no action” letter prior to closing the acquisition of CanWest Publications. This “no action” letter remains subject to the Commissioner’s statutory right to challenge a transaction at any time up to three years after a transaction has been completed, although in practice the Commissioner may be less likely to challenge a transaction after a “no action” letter has been issued. If the Commissioner successfully challenges a completed transaction, the Competition Tribunal may issue an order ordering divestiture of assets or shares or dissolution of the merger, or with the consent of the party against whom the order is made, take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition the Competition Tribunal determines would result from or would be likely to result from the completion of the transaction.

Risk of Unsuccessful Expansion

The Company’s strategy has been to develop comprehensive media platforms in attractive media markets. During the past 30 months, the Company has completed two significant acquisitions, being WIC, and CanWest Publications. The Company’s ability to successfully integrate these assets and achieve the anticipated benefits is subject to a number of factors beyond its control, including operational difficulties, increased operating costs, regulatory developments, general or local economic conditions or increased competition. There can be no assurances that the Company will be successful in further integrating the newly acquired assets. See “General Development of the Business — Other Recent Developments”.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

For the years ended August 31 (in thousands of dollars, except as noted) (1)

	2002	2001	2000

Revenue	2,272,783	1,944,775	731,848
Operating profit before amortization (EBITDA)	472,707	441,071	144,543
Amortization of intangibles	17,500	90,159	20,917
Other amortization	81,324	65,805	23,355
Financing expenses	376,632	356,755	53,764
Interest in earnings (loss) of Network TEN	(11,815)	52,567	72,194
Interest in earnings (loss) of other equity accounted affiliates	(1,523)	(14,491)	2,286
Net earnings	13,018	46,633	177,638
Adjusted net earnings (3)	13,018	117,182	199,379
Cash flow from operations (2)	277,731	224,964	112,043
Net earnings per share
Basic	$0.07	$0.27	$1.17
Diluted	$0.07	$0.27	$1.16
Adjusted earnings per share (3)
Basic	$0.07	$0.68	$1.31
Diluted	$0.07	$0.68	$1.30
Cash flow from operations per share
Basic	$1.57	$1.31	$0.74
Diluted	$1.52	$1.31	$0.73
Total assets	5,721,128	6,299,220	2,942,611
Total long term debt	3,509,916	3,911,762	1,172,532

(1)	In March 2000 the Company acquired several television stations as a result of the acquisition of WIC, and in November 2000 the Company acquired several newspapers as a result of the acquisition of CanWest Publications – See General Development of the Business – Other Recent Developments.

(2)	Before changes in non-cash operating accounts and investment in and amortization of film and television programs.

(3)	Before amortization of goodwill and other indefinite life intangibles.

Dividend Policy

The Company has declared cash dividends on its outstanding Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares in the previous five years as follows:

Years ended August 31	Per Share *
$
2002	NIL
2001	0.300
2000	0.300
1999	0.300
1998	0.275

*	giving effect to stock splits

In September 2000 the Company declared a stock dividend of 1.24 Subordinate Voting Shares or Non-Voting Shares for each 100 shares held. In September 2001, the Company temporarily suspended payment of semi-annual dividends, in favour of debt reduction.

ITEM 6:
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The section titled “Management’s Discussion and Analysis” in the Company’s annual report for the year ended August 31, 2002 is incorporated herein by reference.

ITEM 7: MARKET FOR THE SECURITIES OF CANWEST

The Subordinate Voting Shares are listed for trading on the Toronto Stock Exchange under the symbol CGS.S. The Non-Voting Shares are listed for trading on the Toronto Stock Exchange under the symbol CGS.A and on the New York Stock Exchange under the symbol CWG.

The 10 5/8% Series B Senior Subordinated Notes due May, 2011 are registered with the Securities Exchange Commission, unlisted, and eligible for trading in The Portal Market™, an electronic screen based system which permits the trading of eligible privately placed securities by certain qualified institutional investors.

ITEM 8: DIRECTORS AND OFFICERS

The following table sets out certain information with respect to the directors and officers of CanWest Global Communications Corp. as of the date hereof.

Name and Municipality	Office or Position
of Residence	with Company	Principal Occupation	Director Since

I. H. Asper, O.C., O.M., Q.C. (1) (2) Winnipeg, Manitoba	Executive Chairman of the Board and Director	Executive Chairman of the Company	February 1984

David A. Asper (1) (4) Winnipeg, Manitoba	Executive Vice President and Director	President, Daremax Enterprises, Inc.	January 1997

Gail S. Asper Winnipeg, Manitoba	Secretary and Director	Secretary of the Company	February 1992

Leonard J. Asper (1) Winnipeg, Manitoba	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	January 1997

Dr. Lloyd I. Barber, C.C., LL.D.(1) (2) (3) (4) Regina Beach, Saskatchewan	Director	President Emeritus, University of Regina	February 1992

Jalynn H. Bennett, C.M. (2) (3) (4) Toronto, Ontario	Director	President, Jalynn H. Bennett and Associates Ltd.	January 1998

Richard C. Camilleri Toronto, Ontario	Chief Operating Officer (Operations)	Chief Operating Officer (Operations) of the Company

The Lord Black of Crossharbour, P.C. (Can), O.C., K.C.S.G. London, England	Director	Chairman and Chief Executive Officer, Hollinger Inc.	November, 2000

Richard M. Leipsic Winnipeg, Manitoba	Vice President and General Counsel of the Company	Vice President and General Counsel of the Company

The Hon. Frank J. McKenna, P.C., Q.C.(2)(3) St. John, New Brunswick	Director	Counsel, McInnes Cooper & Robertson	July 1999

John E. Maguire Winnipeg, Manitoba	Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of the Company

F. David Radler (1) Vancouver, British Columbia	Director	Deputy Chairman of the Board, and President and Chief Operating Officer, Hollinger Inc.	November, 2000

Thomas C. Strike Winnipeg, Manitoba	Chief Operating Officer (Corporate)	Chief Operating Officer (Corporate) of the Company

Peter D. Viner (1) Toronto, Ontario	Vice Chairman of the Board of the Company and Director	Publisher, The National Post and Vice Chairman of the Board of the Company	January 1998

(1)	Member of the Executive Committee

(2)	Member of the Executive Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Pensions Committee.

As November 27, 2002, all of the Multiple Voting Shares and 3,462,874 of the Subordinate Voting Shares were owned by CanWest Communications Corporation, a company indirectly owned and controlled by I. H. Asper and trusts for the benefit of members of his family, including Leonard J. Asper, David A. Asper and Gail S. Asper, who are senior officers and directors of the Company. Mr. I.H. Asper and the relevant trusts indirectly own and control 100% of the issued and outstanding shares of CanWest Communications Corporation.

All of the Company’s directors serve one-year terms and are elected at the Company’s annual meeting of shareholders. The term of office of each of the current directors will expire at the annual meeting of shareholders of the Company to be held on January 22, 2003.

Each of the Company directors and officers of the Company has been engaged for more than five years in his or her present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation except: Richard Camilleri who, prior to July 2002 was Chairman, President and CEO of Arius3D Inc. and prior to 2001, was President, Sony Music Entertainment; and David A. Asper who, prior to January 1999, was Vice President, Programming of the Company. On November 27, 2002, the Board set at nine, the number of directors to be elected at the annual meeting of shareholders.

Certain of the directors and senior officers hold voting securities in the Company as described under the section entitled “Election of Directors” in the Management Information Circular dated November 27, 2002 and such information is incorporated by reference herein.

As of November 27, 2002, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 76,785,976 Multiple Voting Shares, 3,935,914 Subordinate Voting Shares and 28,886 Non-Voting Shares.

ITEM 9: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular dated November 27, 2002 for the Company’s 2003 annual meeting of shareholders.

Additional financial information is provided in the Company’s Annual Report to Shareholders for the year ended August 31, 2002.

Upon request to the Secretary, CanWest Global Communications Corp., 31st Floor, TD Centre, 201 Portage Avenue, Winnipeg, Manitoba R3B 3L7, the Company will provide a copy of this Annual Information Form (together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form), a copy of the Company’s Annual Report to Shareholders for the year ended August 31, 2002, one copy of the most recent interim financial statements of the Company that have been filed with applicable securities regulatory authorities for any period after the end of the fiscal year ended August 31, 2002, one copy of the Management Information Circular dated November 27, 2002 for the Company’s 2003 annual meeting of shareholders and, when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus. While the Company’s securities are in the course of a distribution pursuant to a short form prospectus, or preliminary short form prospectus, these documents will be provided free of charge. At any other time, the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company. The documents are also available on the Company’s web site: www:canwestglobal.com